Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock and

Associated Preferred Stock Purchase Rights

of

TECHWELL, INC.

at

$18.50 Net Per Share

by

NAVAJO MERGER SUB, INC.

an indirect, wholly-owned subsidiary of

INTERSIL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON APRIL 26, 2010, UNLESS THE OFFER IS EXTENDED.

Navajo Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (“Techwell Common Stock”), and the associated preferred stock purchase rights (the “Company Rights” and together with the Techwell Common Stock, the “Shares”) of Techwell, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.50 per Share (such price, or any higher per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, entered into on March 22, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Intersil, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Intersil. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held in the treasury of the Company and Shares owned by Intersil or the Purchaser or direct or indirect wholly-owned subsidiaries of Intersil or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $18.50 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable, agreed upon antitrust, competition or merger control laws, (iii) the absence of a Burdensome Condition (as described below) being imposed in connection with obtaining any approvals or terminations described in clause (ii) of this paragraph, and (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, (v) the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement being true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the expiration date of the Offer (other than such representations and warranties made as of a specified date, in which case as of such specified date) and (vi) the representations and warranties of the Company contained in Section 3.3 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date) (as defined in Section 15 — “Conditions to the Offer”). The Minimum Condition requires that there has been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then owned by Intersil, Purchaser or any of their direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before July 20, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof. See Section 15 — “Conditions of the Offer.” We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have also determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

The Company has informed us that, as of February 28, 2010, there were (i) 22,133,012 Shares outstanding, (ii) 1,317,155 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) 1,555,512 Shares issuable upon the exercise of outstanding options which vest on or before July 20, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 12,502,841 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

The Company’s Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements (as defined herein); and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-xi. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

March 30, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. Intersil and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Common Stock, par value $0.001 per share and the associated preferred stock purchase rights of Techwell, Inc., a Delaware corporation (the “Company”).

Price Offered Per Share	$18.50 net to you in cash, without interest thereon and less any applicable withholding or stock transfer taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on April 26, 2010, unless the Offer is extended. As used in this summary term sheet, “Expiration Date” means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires. See Section 1 — “Terms of the Offer.”

Purchaser	Navajo Merger Sub, Inc., an indirect, wholly-owned subsidiary of Intersil.

Who is offering to buy my Shares?

We are Navajo Merger Sub, Inc., a Delaware corporation formed for the purpose of making the Offer. We are an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation. Intersil designs, develops, manufactures and markets high-performance analog and mixed-signal integrated circuits. Intersil’s product portfolio addresses some of the largest opportunities within high-end consumer, industrial, computing and communications markets, such as flat panel displays, cell phones, other handheld systems and notebooks.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Navajo Merger Sub, Inc. and, where appropriate, to Intersil Corporation. We use the term “Intersil” to refer to Intersil Corporation alone, or where appropriate, to Intersil and its subsidiaries other than Navajo Merger Sub, Inc., the term the “Purchaser” to refer to Navajo Merger Sub, Inc. alone, and the terms “Techwell” or the “Company” to refer to Techwell, Inc.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Intersil and the Purchaser.”

What is the class and amount of securities sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of Common Stock, par value $0.001 per share (“Techwell Common Stock”), and the associated preferred stock purchase rights (the “Company Rights” and together with the Techwell Common Stock, the “Shares”) of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of the Common Stock and the associated preferred stock purchase rights that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.50 per Share net to you, in cash, without interest thereon and less any applicable withholding or stock transfer taxes. We refer to this amount or any higher per share price paid in the Offer as the “Per Share Amount.” If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, Intersil and the Company have entered into an Agreement and Plan of Merger dated as of March 22, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into the Company with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Intersil (the “Merger”).

See Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 15 — “Conditions of the Offer.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $426 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. Intersil will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger. Intersil has sufficient cash on hand to purchase to do so; however, Intersil expects to finance these transactions by issuing debt. Intersil has received a financing commitment of $390 million from Morgan Stanley Senior Funding, Inc. in connection with the Offer and the Merger. The consummation of the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

as described above, we, through our parent company, Intersil, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

S-ii

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on April 26, 2010 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, we:

(i) will extend the expiration date from time to time if (A) any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by Intersil or Purchaser) on or before the expiration date; or (B) if any applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or the staff of the SEC (the “SEC Staff”) thereof applicable to the Offer requires such extension;

(ii) will extend the expiration date pursuant clause (i) immediately above for consecutive periods of up to five business days each (or for such period as may be agreed among Intersil, Purchaser and the Company or required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond July 20, 2010 (the “Outside Date”); and

(iii) will extend the expiration date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market (the “NASDAQ Stock Market”) applicable to the Offer, including in connection with an increase in the Per Share Amount.

However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, we have agreed in the Merger Agreement that, if the Shares we acquire in the Offer (together with Shares owned of record by us and Intersil and Shares that may be purchased by Intersil through the exercise of the Top-Up Option described below) represent less than 90% of the then outstanding Shares, we may, without the consent of the Company, subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the conditions to the Offer, provide for a subsequent offering period of three to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

S-iii

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares after our acceptance of and deposit of payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period), we have the option, subject to certain limitations, to purchase from the Company up to that number of newly issued Shares sufficient to cause us (including any of our subsidiaries) to own, immediately after the exercise of such option and the issuance of such Shares, one share more than 90% of the total outstanding Shares at a price per Share equal to the Per Share Amount to enable us to effect the Merger as a short-form merger without a vote or any further action by the stockholders of the Company. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

The Top-Up Option is exercisable only once and only after the acceptance for payment for Shares pursuant to the Offer by Intersil or Purchaser as a result of which Intersil and Purchaser own beneficially at least a majority of the outstanding Shares on a fully diluted basis, taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder. The Top-Up Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance by the Company or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options and any other rights issued by the Company to acquire Shares as if such Shares were outstanding), if the issuance of the Top-Up Option Shares would require approval of the Company’s stockholders under any provision of applicable law or the rules of the NASDAQ Stock Market, or if any provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the expiration date a number of Shares which, when taken together with the Shares, if any, owned by Intersil, the Purchaser or any of their subsidiaries, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights of the Company; provided, that only such outstanding options that vest on or before July 20, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof);

•	the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act and any other applicable, agreed upon antitrust, competition or merger control laws;

•

the absences of a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) being imposed in connection with obtaining any approvals or terminations described in the immediately preceding bullet point;

•

the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect;

•	the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement being true and correct (taking into account and giving effect to any materiality or Material Adverse

S-iv

Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the expiration date of the Offer (other than such representations and warranties made as of a specified date, in which case as of such specified date); and

•

the representations and warranties of the Company contained in Section 3.3 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date) (as defined in Section 15 — “Conditions to the Offer”).

We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have also determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

The Offer also is subject to other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions prior to the expiration date, but we cannot, without the Company’s consent, (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to (a) a waiting period applicable to the Offer or the Merger under the HSR Act or any other antitrust, competition or merger control laws or related legal requirements, (b) legal proceedings by any governmental body of competent jurisdiction that seek to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or (c) enactment, amendment or enforcement of any legal requirement that would result in a legal proceeding of the type described in clause (b), in each case if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the maximum number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in any manner adverse to the holders of Shares; or (vii) except as provided in the Merger Agreement, extend or otherwise change the expiration date of the Offer. There is no financing condition to the Offer.

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-v

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the expiration date of the Offer. In addition, if we have not accepted your Shares for payment by May 29, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Company’s Board of Directors think of the Offer?

The Company’s Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements (as defined herein); and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

A more complete description of the reasons of the Company’s Board of Directors’ approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Are there any employment arrangements between Intersil and the Company’s executive officers or other key employees under which the Company’s executive officers or other key employees will be entitled to receive compensation?

Yes. Intersil has entered into letter agreements (“Offer Letters”), dated March 22, 2010, with each of Fumihiro Kozato, the Company’s President and Chief Executive Officer, Dr. Feng Kuo, the Company’s Chief Technical Officer, Wen-Lung Chen, the Company’s Vice President of Engineering, Yojiro (Joe) Kamei, the Company’s Vice President of Operations, and Dongwook (David) Nam, the Company’s Vice President of Sales and Marketing (each, a “Key Employee”). The Offer Letters offer the Key Employees continued employment with the Company, effective as of the Acceptance Date (as defined below), at the base salaries set forth therein. The Offer Letters also provide for annual target bonuses that are contingent upon the Company achieving specific goals and provide for pro-rata bonuses if the Key Employee does not remain employed with the Company through December 31, 2010. The 2010 annual target bonus (but not any pro-rata bonus in the event of a termination) will be reduced by the amount of the Merger Bonus (as defined below), if any, received by each Key Employee.

Under the terms of the Offer Letters, the Key Employees may not own, manage, be employed by or otherwise connected to any business that competes with certain Techwell businesses for a period of two years beginning on the Acceptance Date with respect to Messrs. Kuo, Nam, Chen and Kamei and during the period beginning on the Acceptance Date and ending two years following a termination of employment in the case of Mr. Kozato. In addition, during each Key Employee’s employment and for one year thereafter with respect to

S-vi

Messrs. Kuo, Nam, Chen and Kamei and two years thereafter with respect to Mr. Kozato, each Key Employee may not induce any person in the employment of Intersil, the Company or their affiliates to terminate their employment or accept employment with anyone other than Intersil.

With the exception of Mr. Chen, the Key Employees and Mark Voll are also currently party to severance and change-of-control agreements with the Company, pursuant to which these Key Employees and Mark Voll are entitled to receive their annual base salaries, a pro-rata portion of their 2010 target bonuses, continued medical benefits for up to 12 months following termination and full vesting of all of their outstanding stock options and restricted share awards if their employment is terminated by the Company without cause or by the employee due to specified changes in his terms of employment, in either case, within 3 months prior to, or 12 months following, a change-of-control of the Company in a transaction such as the Offer, subject to certain conditions. As a condition to Intersil’s entry into the Merger Agreement, Intersil required that these severance and change-of-control agreements be terminated such that the Key Employees who had been party to such agreements will be entitled to receive the following payments in cancellation of such agreements: (i) within 30 days after the Acceptance Date, a payment equal to 100% of such employee’s annual base salary as in effect immediately prior to the Acceptance Date, (ii) within 30 days after the Acceptance Date, a pro-rata portion of such employee’s 2010 target bonus, based on the number of days that have elapsed from January 1, 2010 through and including the Acceptance Date relative to the total number of days in the 2010 fiscal year (the “Merger Bonus”) and (iii) full vesting with respect to all of such employee’s outstanding stock options and restricted share awards.

See Section 11 – “The Transaction Agreements—Employment Offer Letters and Severance and Change-of-Control Agreements.”

Under the Merger Agreement, Intersil has agreed for a period of one year following the Merger to provide or cause to be provided to each continuing employee of the Company or its subsidiaries with benefits that are substantially similar in the aggregate to the benefits provided to similarly situated Intersil employees; provided, however, that Intersil will cause the Company to maintain its employee benefit plans through December 31, 2010, and continuing employees will be eligible to participate in such employee benefit plans in accordance with their applicable terms through December 31, 2010.

See Section 11 — “The Transaction Agreements — The Merger Agreement — Employee Matters.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Certain directors and principal stockholders of the Company have entered into tender and voting agreements with Intersil and us pursuant to which, among other things, those stockholders have agreed to tender the Shares beneficially owned by them in the Offer and to vote such shares in favor of the Merger. Based on information provided by these directors and principal stockholders, an aggregate of 4,985,176 Shares, representing approximately 20% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of February 28, 2010, will be tendered by such stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the tender and voting agreements will terminate upon the earlier of (i) the termination of the Offer prior to the date upon which Intersil accepts for payment and pays for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the date of acceptance for payment, the “Acceptance Date”), (ii) the termination of the Merger Agreement, (iii) the Effective Time, (iv) the mutual written agreement of Intersil and the Tendering Stockholders, (v) upon the Purchaser amending the Offer to (a) reduce the Per Share Amount, (b) reduce the number of Shares subject to the offer, (c) change the form of consideration payable in the Offer or (d) amend or modify any term or condition of the Offer or the Merger Agreement in a manner adverse to the Tendering Stockholders (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition (as defined below)) or (vi) September 22, 2010.

See Section 11 — “The Transaction Agreements — Tender Agreements.”

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If at least a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least a majority of the Shares in the Offer, we will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other Company stockholder. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company’s Common Stock will no longer be eligible to be traded through the NASDAQ Stock Market or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If we successfully complete the Offer, what will happen to the Company’s board of directors?

If we purchase at least a majority of the Shares in the Offer, under the Merger Agreement Intersil will become entitled to designate a proportional number of the members of the Company’s board of directors, subject, until the Effective Time, to the continued service of at least three independent directors for purposes of meeting the continued listing requirements of the NASDAQ Stock Market. In such case, promptly following a request from Intersil, the Company must use commercially reasonable efforts to cause Intersil designees to be elected or appointed to the Company’s board of directors in such number as is proportionate to the Purchaser’s Share ownership (i.e., a number that constitutes at least a majority of the directors), including seeking and accepting resignations of incumbent directors.

After the election or appointment of the directors designated by Intersil to the Company’s board of directors and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors of the Company’s board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) amend any organizational documents of the Company and its subsidiaries; (iii) extend the time for performance of Intersil’s or the Purchaser’s obligations or other acts under the Merger Agreement; (iv) exercise rights under the Merger Agreement by the Company; (v) waive any of the Company’s rights under the Merger Agreement, or (vi) take any action adversely affecting the rights o the stockholders of the Company (other than Intersil or Purchaser).

See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into the Company and all then outstanding Shares (other than those held in the treasury of or reserved for issuance by the Company and those held by Intersil or the Purchaser or direct or indirect wholly-owned subsidiaries of Intersil or the Company or by stockholders who validly exercise appraisal rights (as described below)) be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of the Company.

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See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements — The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, the Company’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 19, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NASDAQ Stock Market was $12.44 per Share. On March 29, 2010, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NASDAQ Stock Market was $18.42 per Share. The Per Share Amount represents a premium of approximately 48.7% over the closing price of the Shares on the NASDAQ Stock Market on March 19, 2010, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 45.8% over the average closing price of the Shares for the one month prior to such announcement and a premium of approximately 88.7% over the average closing price of the Shares for the one year period ended March 19, 2010.

We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

See Section 17 — “Appraisal Rights.”

What will happen to my Company options in the Offer and the Merger?

Each option to purchase Shares that was granted under the Company’s equity based compensation plans (collectively, the “Company Options”) will, to the extent vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time) will be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares with respect to which such Company Option is vested and exercisable as of the Effective Time. To the extent that any

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Company Options are vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time), but the per share exercise price of such Company Options is greater than or equal to the Per Share Amount, such Company Options shall be canceled with no consideration due to their holders.

Company Options, to the extent that they are not vested and exercisable as of the Effective Time, will be converted at the Effective Time into an option representing the right to acquire, on substantially the same terms and conditions as were applicable under such Company Option, the number of shares of Intersil common stock, par value $0.01 per share (“Intersil Common Stock”) (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time (and giving after giving effect to the cancellations pursuant to the paragraph above) by the Option Exchange Ratio, at an exercise price per share of Intersil Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio. The Option Exchange Ratio is defined as a fraction, the numerator of which is the Per Share Amount and the denominator of which is the average closing price per share of Intersil Common Stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

Can holders of vested Company Options participate in the Offer?

The Offer is only for Shares and not for any Company Options to acquire Shares. As described above, each outstanding Company Option, to the extent vested and exercisable as of the Effective Time, will be cancelled in exchange for: (A) in the case of such vested Company Options that have a per share exercise price less than the Per Share Amount, the consideration described above and (B) in the case of vested Company Options that have a per share exercise press greater than or equal to the Per Share Amount, no consideration. If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with their terms and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What will happen to my Company restricted stock in the Offer and the Merger?

Each restricted share issued under a restricted award granted under the Company’s equity based compensation plans (each, a “Company RSA”) will be exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such RSA immediately prior to the Effective Time, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such RSA that are being converted by the Option Exchange Ratio.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in

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Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not be a taxable transaction for U.S. federal income tax purposes. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call BNY Mellon Shareowner Services, the information agent (the “Information Agent”) for our tender offer, at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

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To the Holders of Shares of

Common Stock of Techwell, Inc.:

INTRODUCTION

We, Navajo Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), are offering to purchase for cash all of the outstanding shares of Common Stock, par value $0.001 per share (“Techwell Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated August 4, 2009, between the Techwell, Inc. and Computershare Trust Company, N.A. (the “Company Rights” and together with the Techwell Common Stock, the “Shares”) of Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”), at a price of $18.50 per Share (such price, or any higher price per Share paid pursuant to the Offer, the “Per Share Amount”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of March 22, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Intersil, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Intersil. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of or reserved for issuance by the Company and Shares owned by Intersil or the Purchaser or direct or indirect wholly-owned subsidiaries of Intersil or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be converted in the Merger into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon and less any applicable withholding or stock transfer taxes.

In connection with the Merger Agreement, Intersil and the Purchaser have entered into Tender and Voting Agreements (the “Tender Agreements”) with certain directors and principal stockholders of the Company (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares to the Purchaser in the Offer and to vote such Shares in favor of adoption of the Merger Agreement and the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 4,985,176 Shares, representing approximately 20% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of February 28, 2010, will be tendered by the Tendering Stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Offer prior to the Acceptance Date, (ii) the termination of the Merger Agreement, (iii) the Effective Time, (iv) the mutual written agreement of Intersil and the Tendering Stockholders, (v) upon the Purchaser amending the Offer to (a) reduce the Per Share Amount, (b) reduce the number of Shares subject to the offer, (c) change the form of consideration payable in the Offer or (d) amend or modify any term or condition of the Offer or the Merger Agreement in a manner adverse to the Tendering Stockholders (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition (as defined below)) or (vi) September 22, 2010.

The Merger Agreement and the Tender Agreements are more fully described in Section 11 — “The Transaction Agreements,” which also contains a discussion of the treatment of stock options and other the Company equity awards.

Tendering stockholders who are record owners of their Shares (i.e., a stock certificate has been issued to such tendering stockholder) and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the

Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company’s Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements; and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things (i) the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the expiration date a number of Shares which, when taken together with the Shares, if any, owned by Intersil, the Purchaser or any of Intersil’s other direct or indirect subsidiaries, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before July 20, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof); (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act, and any other applicable, agreed upon antitrust, competition or merger control laws; (iii) a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) shall not have been imposed in connection with obtaining any approvals or terminations described in the immediately preceding clause (ii); (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, and (v) the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement being true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the expiration date of the Offer (other than such representations and warranties made as of a specified date, in which case as of such specified date) and (vi) the representations and warranties of the Company contained in Section 3.3 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date) (as defined in Section 15 — “Conditions to the Offer”). We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have also determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

The Company has informed us that, as of February 28, 2010, there were (i) 22,133,102 Shares outstanding, (ii) 1,317,155 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) 1,555,512 Shares issuable upon the exercise of outstanding options which vest on or before July 20, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 12,502,841 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of the Company, if required by Delaware law. Pursuant to the Company’s Certificate of Incorporation, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of the Company’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of the Company’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Intersil or any direct or indirect subsidiary of Intersil, taken together, owns at least 90% of the total outstanding Shares, Intersil and the Company are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, the Company has granted to Intersil and the Purchaser an option (the “Top-Up Option”) to purchase from the Company, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Intersil or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). The Top-Up Option is exercisable only once and only after the purchase of or acceptance for payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period) by Intersil or Purchaser as a result of which on and Purchaser own beneficially at least a majority of the outstanding Shares, assuming the exercise, conversion or exchange of all Options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder (but excluding any Shares underlying Company Options that are not vested and exercisable and will not become vested and exercisable on or before July 20, 2010).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of the Company. According to the Company, as of the close of business on February 28, 2010, there were (i) 22,133,012 Shares outstanding, (ii) 1,940,185 Shares subject to and reserved for issuance upon exercise of outstanding Company options granted under the Company’s 1997 Stock Plan, 2001 Stock Plan and 2006 Stock Incentive Plan, and (iii) 1,317,155 Shares outstanding in the form of restricted stock awards.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on April 26, 2010, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things (i) the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, owned by Intersil, the Purchaser or any of Intersil’s other direct or indirect subsidiaries, represents at least a majority of the total outstanding Shares (assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before July 20, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof); (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act, and any other applicable, agreed upon antitrust, competition or merger control laws; (iii) a Burdensome Condition (as defined in Section 15 — “Conditions to the Offer”) shall not have been imposed in connection with obtaining any approvals or terminations described in the immediately preceding clause (ii); (iv) the representations and warranties of the Company contained in the Merger Agreement (other than Sections 3.2 and 3.3 of the Merger Agreement) being true and correct as of the date of the Merger Agreement and as of the Expiration Date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, and (v) the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement being true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date of the Offer (other than such representations and warranties made as of a specified date, in which case as of such specified date) and (vi) the representations and warranties of the Company contained in Section 3.3 of the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer (other than representations and warranties made as of a specified date, in which case as of such specified date) (as defined in Section 15 — “Conditions to the Offer”). We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have also determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, we (i) will extend the Offer from time to time if (A) any condition to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by Intersil or Purchaser) on or before the Expiration Date; or (B) if any applicable law, rule, regulation, interpretation or position of the SEC or the SEC Staff applicable to the Offer requires such extension; (ii) will extend the Offer pursuant to the immediately preceding clause (i) for consecutive periods of up to five business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond July 20, 2010 (the “Outside Date”); and (iii) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market applicable to the Offer, including in connection with an increase in the Per Share Amount. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

We have agreed in the Merger Agreement that, without the Company’s consent, we will not (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to (a) the applicable waiting period applicable to the Offer or the Merger under the HSR Act or any other applicable antitrust, competition or merger control laws or related legal requirements, (b) legal proceedings by any governmental body of competent jurisdiction that seek to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or (c) enactment, amendment or enforcement of any legal requirement that would result in a legal proceeding of the type described in clause (b), in each case if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the maximum number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in any manner adverse to the holders of Shares; or (vii) except as provided in the Merger Agreement, extend or otherwise change the Expiration Date. There is no financing condition to the Offer.

Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, Intersil expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without the Company’s prior consent), increase the Per Share Amount or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement provides that, if the Purchaser has accepted for payment validly tendered Shares in the Offering, but the Purchaser does not acquire a sufficient number of Shares to enable a “short-form” merger as described in Section 11 — “The Transaction Agreements — The Merger Agreement — Short-Form Merger Procedure” to occur, we may in our sole discretion make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three business days and not more than 20 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same Per Share Amount paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide a Subsequent Offering Period, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable laws regulating antitrust, competition or merger control laws, if applicable. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties (subject to the decision of any court of competent jurisdiction). We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Intersil, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding (subject to the decision of any court of competent jurisdiction).

Appointment. By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or otherwise establish an exemption. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 29, 2010. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding (subject to the decision of any court of competent jurisdiction). None of Intersil, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on existing U.S. federal income tax authorities, which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the

Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares (each, a “Stockholder,” and collectively, “Stockholders”) as “capital assets” (generally for investment). In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, tax-exempt organizations and certain expatriates or former long-term residents of the United States) or (ii) Stockholders who acquired Shares in connection with stock option, stock purchase, stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that the Shares are not U.S. real property interests within the meaning of section 897 of the Code. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer or the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including for this purpose an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction). Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of the sale or other disposition pursuant to the Offer or Merger, as applicable. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate and short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding, which is currently imposed at a rate of 28%. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding.

Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Effect of the Offer and Merger. The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

(a) the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is an individual described in (b) above, such holder will be subject to U.S. federal income tax on the gain derived from the sale or exchange of Shares at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty), which may be offset by U.S. source capital losses.

Backup Withholding Tax and Information Reporting. In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if the Non-U.S. Holder certifies the Non-U.S. Holder’s non-U.S. status on a properly executed IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and the Non U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market tier of the NASDAQ Stock Market (the “NASDAQ Stock Market”) under the symbol “TWLL.”

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the periods indicated, as reported on the NASDAQ Stock Market by published financial sources.

	High	Low
Year Ended December 31, 2008:
First Quarter	$11.03	$9.00
Second Quarter	$14.25	$10.36
Third Quarter	$12.54	$9.15
Fourth Quarter	$9.89	$4.92
Year Ended December 31, 2009:
First Quarter	$7.58	$5.09
Second Quarter	$9.12	$6.05
Third Quarter	$11.84	$7.95
Fourth Quarter	$13.68	$8.86

On March 19, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NASDAQ Stock Market was $12.44 per Share. On March 29, 2010, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NASDAQ Stock Market was $18.42 per Share. The Per Share Amount represents a premium of approximately 48.7% over the closing price of the Shares on the NASDAQ Stock Market on March 19, 2010, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 45.83% over the average closing price of the Shares for the one month prior to such announcement and a premium of approximately 88.74% over the average closing price of the Shares for the one year period ended March 19, 2010. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC, the Company has not to date paid any cash dividends on the Shares and expects to continue that policy in the foreseeable future. Under the Merger Agreement, the Company is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of Intersil.

7.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Techwell, Inc. is a Delaware corporation with its principal offices located at 408 E. Plumeria Drive, San Jose, California. The telephone number for the Company is (408) 435-3888. According to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, Techwell is a fabless semiconductor company that designs, markets and sells mixed signal integrated circuits for two primary markets, security surveillance and automotive infotainment. The Company designs application-specific products for its two primary markets that enable the conversion of analog video signals to digital form and perform advanced digital video processing to facilitate the display, storage and transport of video content.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements filed with the SEC and distributed to the Company’s stockholders. Such information also will be available in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by the Company at the Company’s website at http://www.techwellinc.com.

8.	Certain Information Concerning Intersil and the Purchaser.

Intersil Corporation is a Delaware corporation. Intersil’s principal executive offices are located at 1001 Murphy Ranch Road, Suite 1, Milpitas, California. The telephone number of Intersil’s principal executive offices is 408-432-8888. Intersil designs, develops, manufactures and markets high-performance analog and mixed-signal integrated circuits (“ICs”). Intersil’s product portfolio addresses some of the largest opportunities within high-end consumer, industrial, computing and communications markets, such as flat panel displays, cell phones, other handheld systems and notebooks. Intersil’s product families address power management functions and analog signal processing functions. Intersil’s products include ICs for battery management, hot-plug controllers, linear regulators, power sequencers, supervisory ICs, bridge drivers, PWM controllers, switching DC/DC regulators, Zilke Labs Digital Power ICs and power MOSFET drivers; optical storage laser diode drivers; DSL line drivers; D2Audio products; video and high-performance operational amplifiers; high-speed data converters; interface ICs; analog switches and multiplexers; crosspoint switches; voice-over-IP devices; and ICs for military, space and radiation-hardened applications.

The Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of Intersil. The Purchaser was organized by Intersil to acquire the Company and has not conducted any unrelated activities since its organization. The Purchaser’s principal executive offices are located at the same address as Intersil’s principal executive office listed above, and its telephone number at that address is the same telephone number as Intersil’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Intersil are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, Intersil or, to the best knowledge of the Purchaser and Intersil, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, none of Intersil, the Purchaser or, to the best knowledge of Intersil and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Intersil or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days.

Except as set forth in this Offer to Purchase, none of Intersil, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Intersil and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Intersil, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Intersil and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

Available Information. Intersil is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 7 — “Certain Information Concerning the Company.”

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $426 million to purchase all of the Shares pursuant to the Offer and the Merger on a fully-diluted equity value basis, plus any related transaction fees and expenses. Intersil will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger. The Offer is not conditioned upon Intersil’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Intersil is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

Intersil has entered into a commitment letter (the “Commitment Letter”), dated as of March 26, 2010, with Morgan Stanley Senior Funding, Inc. (“MSSF”), pursuant to which MSSF has committed to provide Intersil with a senior secured term loan facility (the “Facility”) in aggregate principal amount of $390 million. The funds provided under the Facility are to be used for the acquisition of Techwell by Purchaser, to repay and redeem existing indebtedness of Intersil and its subsidiaries, and to pay the fees and expenses incurred in connection therewith. MSSF is to act as sole and exclusive lead arranger, book runner, syndication agent and administrative agent for the Facility; however, that Intersil may appoint one financial institution mutually agreeable to Intersil and MSSF (including a certain financial institution previously identified to Intersil) as a joint book runner with an economic fee/allocation of no greater than 30% of the Facility, subject to certain conditions.

The Facility matures on the sixth anniversary of its closing. The loans under the Facility amortize in equal quarterly installments in annual amounts equal to 1.0% percent of the original principal amount of the Facility, with the final installment payable on the date of maturity. The Facility will be secured by a first priority lien and security interest in (a) all equity interests of and intercompany debt of Intersil’s direct and indirect subsidiaries, except, in the case of foreign subsidiaries, to the extent that such pledge would be prohibited by applicable law or would result in adverse tax consequences, (b) all present and future tangible and intangible assets of Intersil and its direct and indirect subsidiaries (other than immaterial subsidiaries) and (c) all proceeds and products of the property and assets described in clauses (a) and (b) above.

At Intersil’s option, the term loans under the Facility will bear stated interest based on the Base Rate (as defined in the Commitment Letter) or LIBOR, in each case plus the applicable Interest Margin (as defined in the Commitment Letter). The Base Rate will be, for any day, a fluctuating rater per annum equal to the highest of: (a) the Federal Funds rate plus  1/2%, (b) MSFF’s prime or base commercial lending rate or (c) one-month LIBOR plus 1%; provided, however, that the Base Rate is deemed to be not less than 2.75% per annum. LIBOR borrowings may be for one, two, three or six months (or nine or twelve months if agreed to by all relevant lenders) and will be at an annual rate equal to the LIBOR rate plus the Interest Margin; provided that (a) prior to the earlier of the completion of a successful syndication or sixty days after the closing of the Facility, the interest period shall be one month and (ii) LIBOR will be deemed to be not less than 1.75% per annum. The Interest Margins with respect to the Facility will be determined in accordance with Intersil’s credit ratings, with the Interest Margin for Base Rate term loans being either 2.75% or 3.00% and the Interest Margin for LIBOR term loans being either 3.75% or 4.0%. As calculated at March 30, 2010 rates, the stated rate for the Base Rate borrowings will be in a range of 5.50% to 6.00% per annum, and the stated rate for LIBOR-based borrowings will be in the range of 5.50% to 5.75%. As calculated at March 30, 2010 rates, the effective rate for Base Rate borrowings will be in the range of 5.64% to 6.17%, and the effective rate for LIBOR-based borrowings will be in the range of 5.64% to 5.90%

The closing of the Facility is subject to conditions including: (a) the negotiation, execution and delivery of definitive loan documentation for the Facility, the absence of a Material Adverse Effect (as defined in the Commitment Letter), (c) the accuracy and completeness of all of Intersil’s representations and warranties in the Commitment Letter, (d) the closing of the Facility occurring not less than 19 days after Intersil’s approval of a final version of confidential information memorandum to be used for syndication purposes, and (e) satisfaction of other conditions set forth in term sheet attached to the Commitment letter and all other covenants and agreements set forth in the Commitment Letter or the fee letter related to the facility. No plans or arrangements have made to finance or repay the loan.

The documentation that will govern these funding sources has not been finalized and, accordingly, the actual terms pursuant to which these funds are to be provided may differ from those described in the Offer. The foregoing summary description of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter itself, which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated by reference herein.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

As part of the continuous evaluation of its business and plans, Intersil’s board of directors regularly evaluates different strategies to improve its business position and enhance value for its stockholders, including opportunities for acquisitions of other companies and their assets. In addition, as a result of increased competition and consolidation in the semiconductor industry, Intersil regularly reviews possible strategic actions, including acquisitions and combinations, and has discussions from time to time with various parties regarding such possible actions. For example, and as part of pursuing this strategic agenda, Intersil has, within the past two years, acquired D2Audio Corporation; Kenet, Incorporated; Zilker Labs; and Quellan Inc.

In the early Spring of 2007, investment bankers contacted Rich Beyer, who was then the chief executive officer of Intersil, and David Zinsner, who was then the chief financial officer of Intersil, and provided a presentation on Techwell’s business in an effort to determine whether Intersil would be interested in exploring the acquisition of Techwell. Intersil did not pursue substantive discussions with Techwell or its representatives following the presentation.

In August 2008, investment bankers contacted David Bell, Intersil’s chief executive officer, to determine whether Intersil had an interest in exploring the acquisition of Techwell. The investment bankers provided Intersil with publicly available information and analysts’ reports on Techwell. Following Intersil’s review of this information, Intersil and Techwell entered into a confidentiality agreement dated as of September 5, 2008, and held discussions regarding Intersil’s potential acquisition of Techwell. As part of this process, Fumihiro Kozato, Techwell’s president and chief executive officer, and Mark Voll, Techwell’s vice president of finance and administration and chief financial officer, met with Mr. Bell, other members of Intersil’s senior management team, Intersil’s acquisition consultant and Intersil’s investment banker to discuss a possible acquisition transaction. As part of this process, Mr. Kozato and Mr. Voll made a presentation to Intersil about Techwell’s business. Intersil did not pursue substantive discussions with Techwell following the presentation.

On January 6, 2010, representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”), Techwell’s financial advisor, approached Mr. Bell regarding a possible acquisition of Techwell. They informed Mr. Bell that they planned to assist Techwell in connection with a sale process at the direction of the Techwell board of directors. Mr. Bell requested that Techwell provide publicly available information about Techwell and a copy of a proposed confidentiality agreement and that the management teams at Techwell and Intersil schedule a meeting together.

On January 25, 2010, Intersil and Techwell entered into a new confidentiality agreement, dated as of January 7, 2010, relating to the possible acquisition of Techwell. On February 2, 2010, Intersil engaged Dechert LLP (“Dechert”) as outside legal counsel to represent Intersil in connection with a potential acquisition of Techwell.

Mr. Bell, Jonathan Kennedy, Intersil’s chief financial officer, Susan Hardman, Intersil’s senior vice president, Analog & Mixed Signal Products Group, and Huilbert Verhoven, Intersil’s vice president/general manager, High Speed Products, met with Mr. Kozato and Mr. Voll of Techwell at Deutsche Bank’s offices on February 3, 2010 to discuss the potential acquisition of Techwell. Deutsche Bank provided them with a printed presentation regarding Techwell’s business

Intersil’s board of directors met for a regularly scheduled meeting on February 10, 2010. At the meeting, Mr. Bell reviewed several potential acquisition opportunities for Intersil, including Techwell, and addressed strategic fit, materiality, financial dilution and accretion, likelihood of transaction completion and corporate cultural fit for each of them.

On February 12, 2010, Intersil engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor in connection with a potential acquisition of Techwell. On the same day representatives of Morgan Stanley met with Mr. Bell and other senior executives of Intersil at Intersil to discuss Intersil’s acquisition opportunities. Mr. Bell and representatives of Morgan Stanley held telephonic discussions with representatives of Deutsche Bank regarding Techwell’s sale process.

Throughout the months of February and March 2010, Intersil conducted a series of internal meetings to discuss the potential transaction and reviewed information received from Techwell. Mr. Bell periodically updated the board members about developments in the discussions with the several acquisition opportunities. Intersil regularly requested that Techwell provide additional business and financial information and information on the sale process.

On February 19, 2010, Intersil held an internal meeting of its management team concerning the businesses of a number of potential acquisition candidates, including Techwell.

At a meeting held on February 23, 2010, Intersil’s board of directors authorized its officers to provide Techwell with an acquisition proposal and to negotiate the terms of a non-binding term sheet. The term sheet was to provide that any transaction between Intersil and Techwell would be subject to satisfactory completion of business, legal and financial due diligence and approval of Intersil’s board of directors. Following this authorization, representatives of Intersil, Dechert and Morgan Stanley held a teleconference on February 25, 2010, to discuss the proposal to acquire Techwell and the terms of a non-binding term sheet and exclusivity agreement to accompany the proposal. Following the teleconference, Morgan Stanley representatives delivered to Techwell a further information request. Thereafter Morgan Stanley requested additional information from Techwell on a regular basis.

On March 1, 2010, members of Intersil’s management team met with representatives of Dechert and Morgan Stanley to discuss how best to deliver an acquisition proposal and term sheet to Techwell. As a result of these conversations, later that day Intersil delivered to Techwell a written, non-binding proposal to acquire Techwell via an all-cash tender offer and subsequent merger at a price of $15.50 per Share. The proposal’s price per Share was within the range authorized by Intersil’s board of directors and would expire by its terms on March 5, 2010. Intersil also requested a period of exclusivity from Techwell to pursue its acquisition proposal and stressed that it had several current acquisition opportunities that would not be compatible with the acquisition of Techwell. Accordingly, were Intersil to proceed with Techwell it must do so on an expedited timetable.

On March 2 and 4, 2010 representatives of Morgan Stanley and Deutsche Bank had a telephonic conversations regarding the proposed transaction. During the March 4 call, the Deutsche Bank representatives indicated Techwell’s board of directors would be holding an in-person meeting on March 6, 2010, following which Techwell would respond to Intersil’s acquisition proposal. On March 6, 2010, representatives of Deutsche Bank informed representatives of Morgan Stanley that the Company had not accepted Intersil’s March 1, 2010 proposal and asked that Intersil increase the price at which it offered to purchase Techwell’s Shares. The Deutsche Bank representatives indicated that an offer price of $18.00 per Share would be sufficient to allow Techwell to provide Intersil limited exclusivity to negotiate a potential acquisition of Techwell. Mr. Bell had a telephonic conversation with Mr. Kozato in which Mr. Kozato conveyed the same message delivered by the Deutsche Bank representatives.

On March 9, 2010, Intersil held a meeting of its board of directors at which the board authorized officers of Intersil to increase the price in its acquisition proposal. On March 9, 2010 Intersil delivered a letter to Techwell containing a revised acquisition proposal for a cash tender offer acquisition at a purchase price of $18.00 per Share and other proposed deal terms, including a termination fee representing 3.0% of the fully diluted equity value of Techwell. Later that day, Intersil and Techwell entered into a letter agreement that provided for a period of exclusivity on the part of Techwell through March 16, 2010, subject to an extension for one additional seven-day period if at that time Intersil was working in good faith towards the execution of a definitive acquisition agreement consistent with the material terms contained in the non-binding term sheet. Representatives of Morgan Stanley stressed to representatives of Intersil that it was critical to Intersil that it have a period of exclusive dealing with Techwell if Intersil were to pursue the acquisition. Separately, representatives of Intersil and Morgan Stanley met to discuss financing alternatives in connection with the acquisition proposal for Techwell.

On March 10, 2010, representatives of Deutsche Bank informed representatives of Morgan Stanley that Techwell had received a proposal to acquire Techwell from another bidder. The same day, Dechert delivered the section of a draft of the Merger Agreement containing the Company’s representations and warranties to Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), outside counsel representing Techwell in its potential sale, in order to assist Techwell in preparing a disclosure schedule to a merger agreement.

On March 11, 2010, Techwell gave Intersil and its representatives and advisors access to a virtual data room containing certain non-public Techwell documents. On the same day, representatives of Intersil, Techwell, Morgan Stanley and Deutsche Bank met for a general overview presentation of Techwell’s business. Following review of the contents of the virtual data room, representatives of Dechert delivered a supplemental legal due diligence request list to representatives of Pillsbury on March 12, 2010. Throughout the period from March 11, 2010 through March 21, 2010, Techwell representatives posted additional documents relevant to business, financial and legal aspects of Techwell and its business to the virtual data room. Intersil or its representatives and advisors reviewed these documents, and Intersil’s representatives and advisors also continued to make supplemental requests through representatives of Deutsche Bank and Pillsbury for additional documents to be provided.

Vern Kelley, Intersil’s senior vice president, human resources, met with Mr. Kozato on March 15, 2010, to discuss the terms on which some of the key employees of Techwell would remain employed by Techwell and not have an incentive to leave Techwell shortly after its acquisition by Intersil.

On March 16, 2010, representatives of Deutsche Bank informed Morgan Stanley representatives that they had received an unsolicited a telephone call from the financial advisor to another bidder confirming interest in acquiring Techwell. Later that day, representatives of Dechert delivered drafts of the Merger Agreement and Tender Agreements to representatives of Pillsbury.

On March 18, 2010, Mr. Kelley and representatives of Dechert delivered revised drafts of the Offer Letters to Mr. Kozato and representatives of Pillsbury, respectively. Later that day, Pillsbury representatives delivered their comments on the draft Merger Agreement and Tender Agreements to representatives of Dechert.

On March 19, 2010, representatives of Pillsbury and Dechert met to discuss transaction mechanics and the more significant issues in the Merger Agreement. At that meeting, Pillsbury indicated that in order for Techwell to sign a merger agreement during the period of exclusivity under the letter agreement between Intersil and Techwell, Techwell would require the following concessions: an increase in the per Share bid price above $18.00 per Share, more favorable “fiduciary out” provisions under which Techwell’s board of directors could better address alternative transactions following the signing of the Merger Agreement and more favorable terms in the Offer Letters, including confirmation that the employees would participate in Intersil’s equity-based incentive plans. The same day, Pillsbury representatives distributed drafts of the Company’s disclosure schedule to the Merger Agreement and the Rights Agreement Amendment (as defined below).

On March 20, 2010, representatives of Deutsche Bank informed Morgan Stanley representatives that Techwell had received an unsolicited acquisition proposal from another bidder. Representatives of Deutsche Bank requested that Intersil increase its price to $18.55 per share. Members of Intersil’s senior management team met with Dechert and Morgan Stanley representatives to discuss the possibility of submitting a revised acquisition proposal within the range previously authorized by Intersil’s board of directors. Following this meeting, Morgan Stanley representatives contacted Deutsche Bank representatives to deliver a revised acquisition proposal at a per Share price of $18.50 and including a termination fee of 4.0% of the fully diluted equity value of Techwell plus reimbursement of Intersil’s transaction expenses, subject to satisfactory negotiations of the Merger Agreement and completion of certain business due diligence items, including phone calls between members of Intersil’s management team and representative significant customers of Techwell and Techwell providing additional data regarding its automotive design wins. Representatives of Dechert and Pillsbury met to negotiate the terms of the Merger Agreement, particularly focusing on Techwell’s requested modifications to the “fiduciary out” provisions.

On March 21, 2010, the boards of directors of Intersil and the Purchaser, as well as Intersil’s compensation committee, conducted a telephonic meeting where they authorized Intersil and the Purchaser to enter into the Merger Agreement, the Tender Agreements and the Offer Letters and to take other actions contemplated thereby. Representatives of Dechert sent a revised draft of the Merger Agreement and Tender Agreements to Pillsbury representatives later that day, and representatives of Dechert and Pillsbury met throughout the evening of March 21, 2010, and the morning of March 22, 2010, to negotiate the final terms of the Merger Agreement, Tender Agreements, Offer Letters and other related documents. Discussions focused principally on the “fiduciary out” provisions, the applicable termination fee, and the non-solicitation and non-competition provisions to be included in the Offer Letters. Also during the evening of March 21, 2010 Intersil managers had telephonic meetings with select Techwell clients as a due diligence condition to the signing of the Merger Agreement.

On March 22, 2010, Techwell’s board of directors authorized the entry into the Merger Agreement, the Tender Agreements, the Rights Agreement Amendment and to take other actions contemplated thereby. Later that morning, Intersil, the Purchaser and Techwell entered into the Merger Agreement and the Tender Agreements; Techwell and Computershare Trust Company, N.A. entered into the Rights Agreement Amendment; and Intersil and the Key Employees entered into the Offer Letters. Intersil and Techwell issued a joint press release dated March 22, 2010, announcing the execution of the Merger Agreement and summarizing the details of the transactions contemplated thereby.

11.	The Transaction Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Intersil, the Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provided for the commencement of the Offer no later than April 5, 2010. Subject to the applicable rules and regulations of the SEC, Intersil expressly reserves the right from time to time, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any condition to the Offer, increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer. However, we have agreed in the Merger Agreement that, without the consent of the Company, we will not (i) waive satisfaction of the Minimum Condition; (ii) waive any condition relating to (a) a waiting period applicable to the Offer or the Merger under the HSR Act or any other antitrust, competition or merger control laws or related legal requirements, (b) legal proceedings by any governmental body of competent jurisdiction that seek to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or (c) enactment, amendment or enforcement of any legal requirement that would result in a legal proceeding of the type described in clause (b), in each case if any such waiver would be reasonably likely to result in personal liability to any director, officer, or employee of any party to the Merger Agreement; (iii) decrease the Per Share Amount or change the form of consideration payable in the Offer; (iv) decrease the maximum number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; (vi) amend the conditions to the Offer set forth in Section 15 — “Conditions to the Offer” in any manner adverse to the holders of Shares; or (vii) except as provided in the Merger Agreement, extend or otherwise change the expiration date of the Offer. There is no financing condition to the Offer.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, we (i) will extend the Offer from time to time if (A) any condition to our obligation to purchase Shares set forth in Section 15 — “Conditions to the Offer” is not satisfied (or, in accordance with the Merger Agreement, waived by Intersil or Purchaser) on or before the Expiration Date; or (B) if any applicable law, rule, regulation, interpretation or position of the SEC or the SEC Staff applicable to the Offer requires such extension; (ii) will extend the Offer pursuant to the immediately preceding clause (i) for consecutive periods of up to five business days each (or for such period as may be required by any applicable law, rule, regulation, interpretation or position); provided, however, that Purchaser shall not be required to extend the Offer beyond July 20, 2010 (the “Outside Date”); and (iii) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NASDAQ Stock Market applicable to the Offer, including in connection with an increase in the Per Share Amount. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, the Merger Agreement provides that if the Shares we acquire in the Offer (together with Shares owned of record by Intersil, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, in our sole discretion, extend the Offer for a subsequent offering period of up to three to 20 business days in accordance with Rule 14d-11 under the Exchange Act.

Top-Up Option. Pursuant to the Merger Agreement, the Company has irrevocably granted to Intersil and the Purchaser the option (the “Top-Up Option”) to purchase from the Company, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Intersil or the Purchaser at the time of such exercise, constitutes one share more than 90% of the total outstanding Shares. At the closing of the purchase of the Top-Up Option Shares, the portion of the purchase price owing upon exercise of the Top-Up Option that equals the product of (i) the number of Shares purchased pursuant to the Top-Up Option, multiplied by (ii) the Per Share Amount, shall be paid to the Company, at the election of Intersil and Purchaser, in cash (by wire transfer or cashier’s check) or by delivery of an unsecured promissory note having full recourse to Intersil and such other terms reasonably satisfactory to the Company.

The Top-Up Option shall be exercisable only once and only after the acceptance for payment for Shares pursuant to the Offer by Intersil or Purchaser as a result of which Intersil and Purchaser own beneficially at least a majority of the outstanding Shares on a fully diluted basis, taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder. The Top-Up Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance by the Company or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options and any other rights issued by the Company to acquire Shares as if such Shares were outstanding), if the issuance of the Top-Up Option Shares would require approval of the Company’s stockholders under any provision of applicable law or the rules of the NASDAQ Stock Market, or if any provision of any applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

The purpose of the Top-Up Option is to facilitate a short-form merger, in accordance with Delaware law, following completion of the Offer.

The Merger. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into the Company with the Company being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation and an indirect, wholly-owned subsidiary of Intersil.

Pursuant to the Merger Agreement, each Share then held by the Company or any direct or indirect wholly owned subsidiary of the Company (or held in the Company’s treasury) or held by Intersil, Purchaser or any direct or indirect wholly owned subsidiary of Intersil shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share issued and outstanding immediately prior to the Effective Time (other than other than Shares to be canceled in accordance with the immediately preceding sentence and any Dissenting Shares (as defined below) shall be canceled and shall be converted automatically into the right to receive cash in an amount equal to the Per Share Amount (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender of the Certificate that formerly evidenced such Share (provided, however, that, with respect to each restricted share issued under a restricted award granted under the Company’s equity based compensation plans (each, a “Company RSA”) will be exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such RSA immediately prior to the Effective Time, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such RSA that are being converted by the Option Exchange Ratio). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who shall have neither voted in favor of the Merger nor consented thereto in writing and who properly demands in writing appraisal for such Shares in accordance with and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration unless such holder fails to perfect or shall have waived, withdrawn or otherwise lost such holder’s right to appraisal, if any. At the Effective Time such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such stockholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL.

Vote Required to Approve Merger; Stockholders’ Meeting. The Company’s Board of Directors has unanimously already adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under the Company’s Certificate of Incorporation we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company’s stockholder adoption is required, the Company will promptly following the consummation of the Offer (or, if applicable, after expiration of any “subsequent offering period” pursuant to the Merger Agreement):

•	prepare and file a proxy statement with the SEC under the Exchange Act;

•	mail to the holders of Shares a proxy statement within a sufficient time prior to the stockholders meeting;

•	otherwise comply in all material respects with all legal requirements applicable to the stockholders’ meeting; and

•	use its reasonable best efforts to have the proxy cleared by the SEC promptly.

The Company has agreed to include in the proxy statement the recommendation of the Company’s Board of Directors that stockholders of the Company vote in favor of the adoption of the Merger Agreement.

If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other Company stockholders.

Short-Form Merger Procedure. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn pursuant to the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Intersil or any direct or indirect subsidiary of Intersil, taken together, owns at least 90% of the total outstanding Shares, the Company, Intersil and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

The Company and Parent shall take all action necessary to such that, with respect to the Company’s 1997 Stock Plan, 2001 Stock Plan and 2006 Stock Incentive Plan or other governing share-based plan document and/or agreement, including plan documents and/or agreements governing options that have previously been assumed by the Company as a result of corporate acquisition transactions by the Company, as applicable (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”) and each outstanding option to purchase shares of Company common stock granted under the Company Stock Plans (each, a “Company Option”), effective as of the Effective Time, each Company Option will be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Option and (B) the number of Shares with respect to which such Company Option is vested and exercisable as of the Effective Time. To the extent that any Company Options are vested and exercisable as of the Effective Time (after application of any automatic vesting that occurs on or prior to the Effective Time), but the per share exercise price of such Company Options is greater than or equal to the Per Share Amount, such Company Options shall be canceled with no consideration due to their holders.

Company Options that are not vested and exercisable as of the Effective Time will be converted at the Effective Time into an option representing the right to acquire, on substantially the same terms and conditions as were applicable under such Company Option, the number of shares of Intersil common stock, par value $0.01 per share (“Intersil Common Stock”) (rounded down to the nearest whole share) determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time (and after giving effect to the cancellations pursuant to the paragraph above) by the Option Exchange Ratio, at an exercise price per share of Intersil Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per Share purchasable pursuant to such Company Option divided by (B) the Option Exchange Ratio. The Option Exchange Ratio is defined as a fraction, the numerator of which is the Per Share Amount and the denominator of which is the average closing price per share of Intersil Common Stock on the NASDAQ Stock Market on the five trading days immediately preceding the date on which the Effective Time occurs.

Each restricted share issued under a restricted award granted under the Company’s equity based compensation plans (each, a “Company RSA”) will be exchanged at the Effective Time for a restricted stock award representing the right to receive, on substantially the same terms and conditions (including vesting) as were applicable to such RSA immediately prior to the Effective Time, the number of shares of Intersil Common Stock (rounded down to the nearest whole share) determined by multiplying the number of restricted shares subject to such RSA that are being converted by the Option Exchange Ratio.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Intersil and the Purchaser, including representations relating to:

•	organization, existence and good standing of the Company and its subsidiaries;

•	authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby;

•	no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby;

•	the Company’s capitalization;

•	the Company’s public information and financial statements;

•	property and sufficiency of assets;

•	receivables and customers and suppliers; real property and equipment; proprietary rights; absence of undisclosed liabilities;

•	intellectual property;

•	taxes;

•	employee benefits;

•	the Company’s and its subsidiaries’ compliance with all applicable laws and governmental authorizations;

•	environmental matters;

•	legal proceedings;

•	contracts;

•	insurance;

•	labor matters;

•	related party transactions;

•	encryption and other restricted technology; rights plan;

•	opinion of financial advisor;

•	the absence of brokers’ and finders’ fees;

•	effect of the Offer and related transactions and agreements on certain agreements; and

•	information supplied in the Offer documents.

In the Merger Agreement, Intersil and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization, existence and good standing of Intersil and the Purchaser; authorization and no conflict with respect to the Merger Agreement and the transactions contemplated thereby; sufficient funds; information supplied by Intersil and the Purchaser; operations of the Purchaser; and litigation.

The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by Intersil, the Purchaser and the Company in the Merger Agreement, may be subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Intersil, the Purchaser and the Company, and establishing the circumstances under which Intersil and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Offer to Purchase or in the information incorporated by reference therein, as applicable.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Acceptance Date, except as expressly contemplated by the Merger Agreement or with the prior written consent of Intersil, such consent not to be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each of its subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practices; (ii) pay debts and taxes when due; (iii) pay or perform all other obligations when due; (iv) comply in all material respects with all applicable legal requirements, and (v) use commercially reasonable best efforts, consistent with past practices, to (A) maintain and preserve its business organization, assets and properties, and (B) keep available the services of its present officers and employees and preserve its business relationships with customers, strategic partners, suppliers, distributors and others having material business dealings with it.

Between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, the Company is subject to customary operating covenants and restrictions, subject to certain exceptions, which restrict the Company and its subsidiaries from doing any of the following without the consent of Intersil, such consent not to be unreasonably withheld, conditioned or delayed:

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declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for the reacquisition or repurchase upon forfeiture of unvested restricted stock pursuant to the terms of any RSA for a maximum purchase price in the aggregate following the date of the Merger Agreement not to exceed $50,000;

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except as permitted by applicable law or pursuant to plans or arrangements existing on the date of the Merger Agreement, issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible, exercisable or exchangeable securities (other than the issuance of Shares (and associated Company Rights) upon the exercise of Company Options or under a RSA and other equity-based awards outstanding on the date of this Agreement in accordance with their current terms);

•	amend the charter documents of the Company or any of its subsidiaries;

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acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory, components or, subject to the $500,000 capital expenditure limitation set forth below, property, plant or equipment (including engineering development equipment) in the ordinary course of business consistent with past practice;

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sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Company and its subsidiaries, except for the sale and/or licensing of products, inventory and other properties and assets in the ordinary course of business consistent with past practice and transactions related thereto;

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except for any Acceptable Confidentiality Agreement, enter into an agreement with respect to any merger, consolidation, liquidation, business combination, or sale of the Company or any acquisition or disposition of all or substantially all of the assets or securities of the Company and its subsidiaries;

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incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of September 30, 2009 as reflected in the Company’s public filings with the SEC or guarantee any such indebtedness of another person or entity, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person or entity, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its subsidiaries in the ordinary course of business consistent with past practice) or capital contributions to, or investment in, any other person or entity, other than the Company or any of its direct or indirect wholly owned subsidiaries, or (iv) other than in the ordinary course of business consistent with past practice, enter into any hedging agreement or other financial agreement or arrangement, intended to protect the Company or its subsidiaries against fluctuations in commodities prices or exchange rates;

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make any capital expenditures or other expenditures with respect to property, plant or equipment except for up to $500,000 for the Company and its subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;

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make any changes in financial or tax accounting periods, methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

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pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date of the Merger Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s public filings with the SEC filed prior to the date of the Merger Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, under the Merger Agreement or under applicable law, or (ii) except as provided in Section 6.1 of the Merger Agreement relating to no solicitation, waive any material benefits of, release or eliminate any rights under or otherwise modify in any material adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which any of the Company or its subsidiaries is a party;

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except in the ordinary course of business prior to the Acceptance Date, modify, amend or terminate any material contract, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of any of the Company and its subsidiaries);

•	except in the ordinary course of business prior to the Acceptance Date, (i) enter into any material contract or (ii) license any material intellectual property to or from any third party;

•	enter into any collective bargaining agreement or other agreement with any labor union or labor organization;

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except as required by the provisions of the Merger Agreement requiring termination of the severance and change-of-control agreements with Key Employees or to comply with applicable law or agreements or pursuant to plans or arrangements existing on the date of the Merger Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, officer, employee, independent contractor or consultant or any collective bargaining agreement, (ii) hire employees, independent contractors or consultants other than in the ordinary course of business, (iii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee, independent contractor or consultant, (iv) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Options or RSAs, (v) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (vi) grant any awards under any Company stock plan, bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of Company Options, RSAs, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, other than grants to newly hired employees, independent contractors and consultants under the Company’s 2006 Stock Incentive Plan not in excess of options to purchase 38,00 Shares per person and options to purchase 150,000 shares in the aggregate (provided, however, that purposes of this clause (vi) only, each RSA granted under the Company’s 2006 stock incentive plan shall be considered an option to purchase 2.5 Shares), which, in the case of Company Options, shall have an exercise price not less than the fair market value of the Shares on the date of grant, (vii) amend any benefit plan other than in the ordinary course of business, (viii) remove existing restrictions or conditions in any benefit plans or agreements or awards made thereunder, or (ix) order, engage or implement any plant closing, mass layoff or other group employment termination that requires the issuance of notice under, or is otherwise covered by, the Worker Adjustment and Retraining Notification (WARN) Act or any similar state or local law;

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make, revise, amend or rescind any material tax election, settle or compromise any material tax liability, amend any material tax return, enter into any closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•	initiate, compromise or settle any material legal proceeding;

•	open or close any facility or office;

•	fail to maintain insurance at levels comparable in all material respects to levels existing as of the date of the Merger Agreement;

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except as permitted by provisions of the Merger Agreement providing for actions taken in respect of easing continuing employees’ entry into Intersil’s benefit plans, enter into, modify, or amend any contracts or other arrangements relating to or in respect of or giving rise to any indemnification obligations of the Company and its subsidiaries in favor of their directors, officers or employees; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

No Solicitation Provisions. The Merger Agreement provides that until the Acceptance Date, or if earlier, the termination date of the Merger Agreement, the Company shall not, and shall not authorize or permit any of its subsidiaries or any of its or their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”), directly or indirectly, to solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, including amending or granting any waiver or release under any standstill or similar agreement, except that the Company may waive any prohibition contained in any such standstill or similar agreement entered into prior to the date of the Merger Agreement, if such agreement prohibits a party from proposing or disclosing to the Company’s board of directors any Acquisition Proposal to the extent failure to make such a waiver would be inconsistent with the fiduciary duties of the Company’s board of directors under applicable laws, as determined in good faith by the Company’s board of directors after consultation with outstide counsel.

From the date of the Merger Agreement to the Acceptance Date, the Company shall not and shall not authorize or permit its Representatives to enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish any non-public information with respect to or assist or participate in any effort or attempt by any person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal. The Company shall, and shall cause each of its subsidiaries and the Representatives of the Company and its subsidiaries to immediately cease any discussions or negotiations with any party (other than Intersil and its affiliates) that may be ongoing with respect to an Acquisition Proposal.

However, the Merger Agreement also provides that, prior to the Acceptance Date, the Company may, to the extent the failure to take such action would be inconsistent with the fiduciary duties of the Company’s board of directors under applicable law, as determined in good faith by the Company’s board of directors after consultation with outside counsel, in response to an unsolicited, bona fide written Acquisition Proposal made or received after the date of the Merger Agreement that the Company’s board of directors determines in good faith after consultation with outside counsel and its financial advisor, if any, is reasonably likely to lead to a Superior Proposal and that did not result from a breach by the Company of, or actions by its Representatives inconsistent with, the Merger Agreement, and subject to compliance therewith, (x) furnish non-public information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and its Representatives and (y) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal, if, in the case of either clause (x) or (y), prior to taking such action the Company enters into an Acceptable Confidentiality Agreement (as defined in the Merger Agreement).

The Merger Agreement contains a provision to the effect that the Company, upon gaining knowledge of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, shall promptly (and in any event within 24 hours) thereafter, advise Intersil of such Acquisition Proposal, request, or inquiry, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. The Company shall keep Intersil reasonably informed in all material respects of the status of any such Acquisition Proposal and shall (i) promptly (and in any event within 24 hours) notify Intersil if it has begun to furnish information to, or to participate in discussions or negotiations with, a person making any such Acquisition Proposal or inquiry and shall promptly (and in any event within 24 hours) advise Intersil of any material change in the terms of any such Acquisition Proposal or inquiry, (ii) provide to Intersil as soon as practicable after receipt or delivery thereof copies of all correspondence, documents, agreements and other written material (including any amendments, supplements or modifications thereto) sent or provided to the Company from any third party in connection with any Acquisition Proposal (provided that the Company may redact any information in such written material containing solely confidential and non-public information of such third party) and (iii) if Intersil shall make a written counterproposal, consider and cause its financial and legal advisors to consider in good faith the terms of such written counterproposal. Contemporaneously with providing written materials about the Company to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such materials to Intersil (to the extent not already previously provided). None of the Company or its subsidiaries shall enter into any confidentiality agreement with any person subsequent to the date hereof which prohibits the Company from providing such information to Intersil.

The Merger Agreement further contains a provision that the Company may take and disclose a position contemplated by Rules 14e-2(a) or 14d-9 promulgated under the Exchange Act or make any disclosure to the Company’s stockholders if, in the good faith judgment of the Company’s Board of Directors (after consulting with and receiving the advice of outside legal counsel), failure to do so would violate the disclosure requirements under applicable law. However, such disclosure will not affect the obligations of the Company under the other provisions described above or as described below under “— The Company’s Recommendation.”

As used in the Merger Agreement, an “Acquisition Proposal” means any proposal or offer, whether in one transaction or a series of related transactions, for (i) a merger, consolidation, dissolution, exchange offer, tender offer, recapitalization, share exchange or other business combination involving the Company and its subsidiaries, pursuant to which any person or entity (other than Intersil, the Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) directly or indirectly would acquire beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries; (ii) the issuance by any of the Company and its subsidiaries of 15% or more of its equity securities (other than pursuant to any underwritten or broadly distributed offering), (iii) the acquisition (including, without limitation, through any license or lease, other than commercial licenses in the ordinary course of business) in any manner, directly or indirectly, of assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of the Company and its subsidiaries, (iv) any tender offer or exchange offer in which any person or entity (other than Intersil, the Purchaser or any of their affiliates) or “group” (as such term is defined under Section 13(d) under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Shares, (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company and its subsidiaries in which a person or entity (other than Intersil, the Purchaser or any of their affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly would acquire beneficial ownership of 15% or more of the outstanding securities of any class of voting securities of any of the Company and its subsidiaries, or (vi) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; in each case other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any means any bona fide Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (other than one made in response to any solicitation by the Company or its representatives that is in violation of non-solicitation provisions of the Merger Agreement) made by a third party on terms that the Company’s board of directors determines in good faith to be (a) more favorable from a financial point of view to the Company’s stockholders than the Offer and the Merger (taking into account all terms and conditions of such proposal) and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed in writing by Intersil in response to such offer or otherwise)), and (b) reasonably likely to be completed (taking into account, among other things, the expectation of obtaining required regulatory approvals without undue cost or delay, legal, financial and other aspects of the proposal and the person making the proposal; provided, however, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

The Company’s Recommendation. Pursuant to the Merger Agreement, neither the Company’s Board of Directors nor any committee thereof shall (x)(A) fail to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement (the “Recommendation”) and include the Recommendation in the Schedule 14D-9 or withdraw, qualify or modify, or publicly announce its intention to withdraw, qualify or modify, in a manner adverse to Intersil or the Purchaser, the approval, Recommendation or declaration of advisability by the Company’s board of directors or any such committee of the Company’s board of directors of the adoption of the Merger Agreement or the transactions contemplated thereby (an “Adverse Recommendation Change”); (B) adopt, approve or recommend, or publicly announce its intention to adopt, approve or recommend, any Acquisition Proposal; or (C) authorize, cause or permit any of the Company and its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) constituting or relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreements).

However, at any time prior to the Acceptance Date (but in no event after such time):

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Subject to compliance with Section 6.1(c) of the Merger Agreement, the Company’s board of directors may in response to an Acquisition Proposal that the Company’s Board determines in good faith (after consultation with its outside counsel and its financial advisor, if any) constitutes a Superior Proposal and that was made after the date of the Merger Agreement and that was unsolicited after the date thereof and that did not otherwise result from a breach of Section 6.1 of the Merger Agreement, make an Adverse Recommendation Change if the Company’s board of directors has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Company’s board of directors to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law. In the case of a Superior Proposal; the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change unless the Company has: (A) complied in all material respects with Section 6.1of the Merger Agreement, (B) provided to Intersil two business days’ (unless the Superior Proposal arises fewer than two business days prior to the Acceptance Date) prior written notice (such notice, a “Notice of Superior Proposal,” which notice shall not be deemed to be an Adverse Recommendation Change) advising Intersil that the Company’s board of directors intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company’s Board of Directors and the identity of the person or entity making the proposal (it being understood and agreed that any amendment to the financial terms or any material amendment to any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new two business day period (unless the amendment to the Superior Proposal arises fewer than two business days prior to the Acceptance Date)), (C) during such two business day period, if requested by Intersil, engages in good faith negotiations with Intersil to amend the Merger Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such two business day period or shorter period, if applicable, such Acquisition Proposal has not been withdrawn and continues to constitute, as determined in good faith by the board of directors of the Company (after consultation with its outside counsel and its financial advisors, if any), a Superior Proposal (taking into account any changes to the terms of the Merger Agreement proposed in writing by Intersil following a Notice of Superior Proposal), as a result of the negotiations required by clause (C) above or otherwise.

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If the Company’s board of directors concludes in good faith that, in light of a Material Subsequent Change (as defined below), after consultation with its outside counsel, that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable laws, it may make an Adverse Recommendation Change; provided, however, that the Company’s board of directors shall not be entitled to exercise this right to make an Adverse Recommendation Change, unless the Company has: (A) provided to Intersil two business days’ (unless the Material Subsequent Change arises fewer than two business days prior to the Acceptance Date) prior written notice, which notice shall not be deemed to be an Adverse Recommendation Change, advising Intersil that the Company’s board of directors intends to take such action and specifying the reasons therefor in reasonable detail, (B) during such two business day period, if requested by Intersil, engaged in good faith negotiations with Intersil regarding whether the Adverse Recommendation Change arising from the Material Subsequent Change can be avoided by an amendment to the Merger Agreement or otherwise and (C) at the end of such two business day period or shorter period, if applicable, such Material Subsequent Change continues to constitute, as determined in good faith by the Company’s board of directors (after consultation with its outside counsel and its financial advisors, if any), a Material Subsequent Change (taking into account any changes to the terms of the Merger Agreement proposed in writing by Intersil following such notice of Material Subsequent Change), as a result of the discussions required by clause (B) or otherwise. “Material Subsequent Change” shall mean, with respect to the Company and its subsidiaries, a material event or development that was not known to the Company’s board of directors as of the date of the Merger Agreement, which event or development becomes known to the Company’s board of directors prior to the Acceptance Date; provided, however, that in no event shall (i) the receipt, existence or terms of an Acquisition Proposal (whether or not a Superior Proposal) or any event arising therefrom, relating thereto or any consequence thereof, constitute a Material Subsequent Change, or (ii) any action taken by any of the Company or its subsidiaries after the date of the Merger Agreement (whether in breach of the Merger Agreement or otherwise) with the intention of causing a Material Subsequent Change to occur, or any event arising therefrom, relating thereto or any consequence thereof, constitute an Material Subsequent Change.

Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Intersil will:

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to the fullest extent permitted by applicable law, and will cause the Surviving Corporation to, following the Merger, honor all of the Company’s obligations to indemnify and hold harmless each present and former director, officer and employee of the Company and its subsidiaries (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of the Merger Agreement (whether under the Company’s certificate of incorporation or bylaws or any indemnification agreement between the Company and such Indemnified Party) or, if entered into after the date of the Merger Agreement in compliance with Section 5.1 of the Merger Agreement, at the Effective Time. Intersil’s obligations under the foregoing sentence begin at the Effective Time and end on the date that is six years following the Effective Time; provided, that if, prior to the expiration of such six year period, an obligation of Intersil to indemnify and hold harmless an Indemnified Party has arisen and not been fully resolved, Intersil’s obligations with respect thereto under the foregoing sentence shall continue under such matter is fully resolved;

•

for a period of six years from the Effective Time, and shall cause the Surviving Corporation and its subsidiaries to, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by applicable law, and

•

if, during the six-year period following the Effective Time, Intersil or the Surviving Corporation or any of its successors or assigns shall (A) consolidate with or merge into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfer all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provisions must be made so that the successors and assigns of Intersil or the Surviving Corporation, as the case may be, assume all of the obligations of Intersil and the Surviving Corporation set forth in this paragraph.

In addition, prior to the Effective Time, the Company may purchase “tail” officers’ and directors’ liability insurance policies, that by their terms shall survive the Merger and shall provide each Indemnified Party with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing directors’ and officers’ liability insurance (“Tail Policies”), provided that the aggregate premium for such Tail Policies shall not be greater than 200% of the annual premium paid by the Company for such existing insurance, and provided, further, that if 200% of the annual premium paid by the Company for such existing insurance is not sufficient to obtain such coverage, the Company may elect either (i) to spend up to that amount to purchase such lesser coverage as may be obtained with such amount or (ii) to request that Intersil purchase such Tail Policies, in which case Intersil shall do so. Such purchases shall not be subject to the 200% cap, but in any case of the purchase of the Taile Policies by Intersil or the Company, the Company shall reasonably cooperate with Intersil to obtain the highest quality policies at the lowest cost. Further, for a period of six years from the Effective Time, Intersil and the Surviving Corporation shall maintain such Tail Policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals. The Merger Agreement requires that each of Intersil and the Company will, and will cause each of their respective subsidiaries to (i) cooperate and to use commercially reasonable efforts to obtain any government clearances, approvals, actions, or non actions required for the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade and/or competition (collectively, “Antitrust Laws”), (ii) respond to any government requests for information under any Antitrust Law, (iii) contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or threatens to restrict, prevent or prohibit, the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement under any Antitrust Law, and (iv) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Intersil shall be entitled to direct any proceedings or negotiations with any Governmental Body relating to any of the foregoing, provided that it affords the Company a reasonable opportunity to participate therein. Further, each of Intersil and the Company have agreed to (i) keep the other party informed of any communication received from, or given to, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body and of any communication received from or given to any person or entity (other than such party’s employees, agents, attorneys, representatives, advisors, consultants, or affiliates) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other party to review in advance any communication given by the first party to, and consult with the other party in advance of any meeting or conference with, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or, in connection with any proceeding by a private party, with any other person or entity (other than the employees, agents, attorneys, representatives, advisors, consultants, or affiliates of Intersil, the Company, or their affiliates, as the case may be) and, to the extent permitted by the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or other person or entity, give the other party the opportunity to attend and participate in such meetings and conferences.

Notwithstanding the foregoing, neither Intersil nor any of its affiliates shall be under any obligation to, and the Company shall not without the express prior written consent of Intersil, make proposals, execute or carry out agreements or submit to orders providing for the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of Intersil or any of its affiliates or any material assets of the Company or any of its affiliates or the holding separate of the Shares (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of Intersil or any of its affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation) (any such event, a “Burdensome Condition”).

At the request of Intersil, the Company and its subsidiaries shall agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, subsidiaries or assets, provided that any such action is conditioned upon the consummation of the Merger. The Company agrees and acknowledges that, notwithstanding anything to the contrary in Section 6.7 of the Merger Agreement, none of the Company and its subsidiaries shall, without Intersil’s prior written consent, agree to hold separate (including by trust or otherwise) or to divest any of their respective businesses, subsidiaries or assets, or to take or agree to take any action with respect to, or agree to any limitation on, any of their respective businesses, subsidiaries or assets.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions:

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unless the Merger is consummated as a Short-Form Merger pursuant to Section 253 of the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company owning not less than a majority of the issued and outstanding Shares;

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no threatened or instituted legal proceeding by any governmental body of competent jurisdiction (A) that seeks to impose a Burdensome Condition; or (B) that seeks to restrain, enjoin or otherwise prohibit the consummation of the Merger;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court, agency or other Governmental Body of competent jurisdiction, and no legal requirement (a “Restraint”) that prohibits the Merger shall be in effect;

•

Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Intersil or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

Employee Matters. Under the Merger Agreement, Intersil agrees to cause the Surviving Corporation, on or before the first anniversary of the Effective Time, to the extent permitted by applicable law, to provide individuals who were employed by the Company or its subsidiaries immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its subsidiaries immediately following the Effective Time (the “Continuing Employees”) with benefits that are substantially similar in the aggregate to those benefits provided to similarly situated employees of Intersil; provided, however, that Intersil shall cause the Surviving Corporation to maintain the applicable Company benefit plans through December 31, 2010 and Continuing Employees shall be eligible to participate in such plans in accordance with their applicable terms through December 31, 2010. Further, with respect to any benefit plans, programs, and arrangements of Intersil or its subsidiaries (the “Intersil Plans”) in which Continuing Employees participate after the Effective Time, Intersil shall use commercially reasonable efforts to, or shall cause such subsidiaries to use commercially reasonable efforts to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees to the extent such limitations were waived or otherwise satisfied under the comparable plans and to the extent permitted by the terms of such Intersil Plans or required by applicable laws, (ii) recognize all service of Continuing Employees with the Company and its subsidiaries for purposes of eligibility to participate in and vesting (and solely with respect to severance and paid time off plans or arrangements, level of benefits), but not (A) to the extent such recognition would result in duplication of benefits or (B) for purposes of benefit accrual under any defined benefit pension plan or equity plan (except as provided herein for assumed equity awards), and only to the same extent such service would be taken into account under a comparable Company plan immediately prior to the Effective Time and (iii) shall provide that any covered expenses incurred on or before the Effective Time by a Continuing Employee or a Continuing Employee’s covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time to the same extent as such expenses are taken into account for the benefit of similarly situated employees of Intersil and its subsidiaries. These provisions are solely for the benefit of the parties to the Merger Agreement and are not intended to and shall not confer upon any current or former employee, officer, director, independent contractor or other service provider of the Company or its subsidiaries, including any Continuing Employee, any third party rights. In addition, these provisions are not intended to, nor shall they be deemed to, amend any employee benefit plan, including any Company plan or any employee benefit plan of Intersil or any of its Subsidiaries.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the transactions contemplated thereby may be abandoned, notwithstanding any requisite adoption of the Merger Agreement by the stockholders of the Company:

(a)	by mutual written consent of each of Intersil and the Company duly authorized by the boards of directors of Intersil and the Company;

(b)	by either Intersil or the Company:

(i)	prior to the Acceptance Date, if Purchaser or its permitted assignee shall not have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer on or before July 20, 2010 (such date, the “Outside Date”); provided, however, that the right to terminate the Merger Agreement under this subsection shall not be available to any party whose willful breach of a representation or warranty in the Merger Agreement or whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser or its permitted assignee to have purchased all Shares validly tendered and not withdrawn pursuant to the Offer on or before the Outside Date; or

(ii)	(A) prior to the Effective Time, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger, or (B) prior the Acceptance Date, if any Restraint shall be in effect and shall have become final and nonappealable and has the effect of making consummation of the Offer or the Merger illegal or prohibiting consummation of the Offer or the Merger or otherwise imposing a Burdensome Condition.

(c)	by either Intersil or Purchaser, prior to the Acceptance Date:

(i)	if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement,

which breach or failure to perform (A) would result in any of the events set forth in clause (e)(iii) of Annex A to the Merger Agreement to occur or otherwise prevent the Company from delivering the certificate contemplated by clause (e)(vi) of Annex A to the Merger Agreement, and (B) is incapable of being cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, the Company does not commence to cure such breach or failure within three business days after its receipt of written notice from Intersil and use its reasonable best efforts to pursue such cure thereafter, provided, that neither Intersil nor Purchaser shall have the right to terminate the Merger Agreement pursuant to this subsection of the Merger Agreement if Intersil or Purchaser is in breach of the Merger Agreement such that the Company would then have a right to terminate the Merger Agreement pursuant to the corresponding provision of the Merger Agreement; or

(ii)	if: (A) the Company’s board of directors (or any committee thereof) shall have made an Adverse Recommendation Change; (B) the Company’s board of directors (or any committee thereof) shall have approved or recommended to the stockholders of the Company an Acquisition Proposal (other than pursuant the transactions contemplated by the Merger Agreement); (C) the Company shall have entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, (D) the Company’s board of directors (or any committee thereof) shall have failed to reconfirm its Recommendation within three business days after Intersil requests in writing that the Company’s Board of Directors (or any committee thereof) do so (which reconfirmation request may be made by Intersil only once with respect to each Acquisition Proposal and once with respect to each amendment to the financial terms, conditions or any other material term of such Acquisition Proposal), or (E) or the Company’s board of directors shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 6.1 of the Merger Agreement entitled “No Solicitation;”

(d)	by the Company, prior to the Acceptance Date:

(i)	if there has occurred a material breach of or material failure to perform any representation, warranty, covenant or agreement on the part of Intersil or Purchaser set forth in the Merger Agreement, which breach or failure to perform is incapable of being cured by Intersil or Purchaser by the Outside Date or, if capable of being cured by Intersil by the Outside Date, Intersil and Purchaser do not commence to cure such breach or failure within three business days after their receipt of written notice thereof from the Company and use their reasonable best efforts to pursue such cure thereafter, provided, that the Company shall not have the right to terminate the Merger Agreement pursuant to this subsection if the Company is then in breach of the Merger Agreement such that Intersil would then have a right to terminate the Merger Agreement pursuant to the corresponding section of the Merger Agreement;

(ii)	if Purchaser shall have failed to commence the Offer on or before April 5, 2010; provided, that the Company shall not have the right to terminate the Merger Agreement pursuant to this subsection if the event referred to in this clause resulted from or was caused by (A) the Company’s failure to perform in any material respect any of its obligations under the Merger Agreement, or (B) Purchaser was not obligated to commence the Offer within such period pursuant to the terms of the Merger Agreement; or

(iii)	if and in full compliance with the terms of the Merger Agreement, the Company’s Board of Directors (or any committee thereof) shall have made an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms and conditions of the Merger Agreement, the Company shall have paid Intersil the termination fee described below, and, concurrently therewith, the Company enters into a definitive acquisition agreement with respect to the Superior Proposal which was the subject of such Adverse Recommendation Change.

Termination Fee; Expenses. The Merger Agreement provides that the Company will pay to Intersil a termination fee equal to $17,076,058 under any of the following circumstances in accordance with the terms set forth therein:

•	if the Merger Agreement is terminated by Intersil pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(ii);

•	if this Agreement is terminated by the Company pursuant to a cause of termination set forth above under “— Termination” in paragraph (d)(iii); or

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if (A) an Acquisition Proposal shall have been made to the Company and become publicly known or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any person or entity shall have publicly announced an intention to make an Acquisition Proposal, (B) such Acquisition Proposal shall not have been absolutely and unconditionally withdrawn and abandoned prior to the termination of the Merger Agreement, (C) thereafter the Merger Agreement is terminated by Intersil or the Company pursuant to a cause of termination set forth above under “— Termination” in paragraph (b)(i), and (D) within nine months after such termination the Company enters into any agreement to consummate, or consummates, the transactions contemplated by any Acquisition Proposal (regardless of whether such other Acquisition Proposal is made before or after termination of the Merger Agreement) (for purposes of this paragraph (c), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

Effect of Termination. If the Merger Agreement is terminated, only Section 5.2 (relating to confidentiality), Section 8.2 (relating to effect of termination), Section 8.3 (relating to fees and expenses) and Section 9 (relating to miscellaneous provisions) will survive after termination. However, the termination of the Merger Agreement will not relieve any party from liability or damages for any liability for any willful breach of the Agreement or fraud.

Amendment. The Merger Agreement may be amended by the parties to the agreement by action taken or authorized by their respective boards of directors at any time prior to the Effective Time; provided, however, after any approval of the Merger Agreement by the stockholders of the Company, no amendment may be made without further stockholder approval which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on by or on behalf of each of the parties.

Tender Agreements.

The following is a summary of the material provisions of the Tender Agreements, the form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Tender Agreements, which are incorporated by reference herein.

Concurrently with entering into the Merger Agreement, Intersil and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with certain directors and principal stockholders of the Company (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date to the Purchaser in the Offer and to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 4,985,176 Shares, representing approximately 20% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of February 28, 2010, will be tendered by the Tendering Stockholders in the Offer.

Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender and not to withdraw such Shares into the Offer no later than the fifth business day following commencement of the Offer (or, with respect to any Shares acquired after the date of the Tender Agreements, the later of such fifth business day or the fifth business day after acquisition of the Shares but in any event prior to the Expiration Date). Except as otherwise agreed to in writing by Intersil in advance, each Tendering Stockholder has also agreed that until the first to occur of the Effective Time or the date of the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company stockholders, however called, or in connection with any written consent of the Company stockholders, the Tendering Stockholder will vote (or cause to be voted) such Shares:

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in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the approval of the Merger and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and any actions required in furtherance thereof; and

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against the following actions, agreements or transactions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, or (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the certificate of incorporation or bylaws of the Company, (3) any other material change in the Company’s corporate structure or business, or (4) any other action requiring the approval of the Company’s Common Stockholders which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Merger or the other transactions contemplated by the Tender Agreement and the Merger Agreement.

The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Covered Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Covered Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Offer prior to the Acceptance Date, (ii) the termination of the Merger Agreement, (iii) the Effective Time, (iv) the mutual written agreement of Intersil and the Tendering Stockholders, (v) upon the Purchaser amending the Offer to (a) reduce the Per Share Amount, (b) reduce the number of Shares subject to the offer, (c) change the form of consideration payable in the Offer or (d) amend or modify any term or condition of the Offer or the Merger Agreement in a manner adverse to the Tendering Stockholders (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition (as defined below)) or (vi) September 22, 2010.

Employment Offer Letters and Severance and Change-of-Control Agreements

Intersil has entered into letter agreements (“Offer Letters”), dated March 22, 2010, with each of Fumihiro Kozato, the Company’s President and Chief Executive Officer, Dr. Feng Kuo, the Company’s Chief Technical Officer, Wen-Lung Chen, the Company’s Vice President of Engineering, Yojiro (Joe) Kamei, the Company’s Vice President of Operations, and Dongwook (David) Nam, the Company’s Vice President of Sales and Marketing (each, a “Key Employee”). The Offer Letters offer the Key Employees continued employment with the Company, effective as of the Acceptance Date (as defined below), at the base salaries set forth below. The Offer Letters also provide for annual target bonuses that are contingent upon the Company achieving specific goals and provide for pro-rata bonuses if the Key Employee does not remain employed with the Company through December 31, 2010. The 2010 annual target bonus (but not any pro-rata bonus in the event of a termination) will be reduced by the amount of the Merger Bonus (as defined below), if any, received by each Key Employee (the amounts shown in the table below do not reflect such reduction).

Name of Officer	Post-Merger Base Salary	Post-Merger Target Annual Target Bonus	Total
Fumihiro Kozato	$270,000	$160,000	$430,000
Dr. Feng Kuo	$250,000	$125,000	$375,000
Dongwook Nam	$200,000	$50,000	$250,000
Wen-Lung Chen	$170,000	$40,000	$210,000
Yojiro Kamei	$155,000	$45,000	$200,000

Under the terms of the Offer Letters, the Key Employees may not own, manage, be employed by or otherwise connected to any business that competes with certain Techwell businesses for a period of two years beginning on the Acceptance Date with respect to Messrs. Kuo, Nam, Chen and Kamei and during the period beginning on the Acceptance Date and ending two years following a termination of employment in the case of Mr. Kozato. In addition, during each Key Employee’s employment and for one year thereafter with respect to Messrs. Kuo, Nam, Chen and Kamei and two years thereafter with respect to Mr. Kozato, each Key Employee may not induce any person in the employment of Intersil, the Company or their affiliates to terminate their employment or accept employment with anyone other than Intersil. This summary is qualified in its entirety by reference to the Offer Letters, copies of which are filed as Exhibits (d)(5)-(d)(9) to the Schedule TO and are incorporated herein by reference.

With the exception of Mr. Chen, the Key Employees and Mark Voll are also currently party to severance and change-of-control agreements with the Company, pursuant to which these Key Employees and Mark Voll are entitled to receive their annual base salaries, a pro-rata portion of their 2010 target bonuses, continued medical benefits for up to 12 months following termination and full vesting of all of their outstanding stock options and restricted share awards if their employment is terminated by the Company without cause or by the employee due to specified changes in his terms of employment, in either case, within 3 months prior to, or 12 months following, a change-of-control of the Company in a transaction such as the Offer, subject to certain conditions. As a condition to Intersil’s entry into the Merger Agreement, Intersil required that these severance and change-of-control agreements be terminated such that the Key Employees who are party to such agreements will be entitled to receive the following payments in cancellation of such agreements: (i) within 30 days after the Acceptance Date, a payment equal to 100% of such employee’s annual base salary as in effect immediately prior to the Acceptance Date, (ii) within 30 days after the Acceptance Date, a pro-rata portion of such employee’s 2010 target bonus, based on the number of days that have elapsed from January 1, 2010 through and including the Acceptance Date relative to the total number of days in the 2010 fiscal year (the “Merger Bonus”) and (iii) full vesting with respect to all of such employee’s outstanding stock options and restricted share awards.

In the event these benefits constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the “Excise Tax”), then the individual’s benefits described in the table above shall be either: (i) delivered in full or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the individual on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Internal Revenue Code.

Confidentiality Agreement.

Intersil and the Company entered into a confidentiality letter agreement, dated January 7, 2010 (the “Confidentiality Agreement”), in connection with both parties’ evaluation of a potential acquisition of the Company. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Intersil agreed to keep confidential all non-public information received from the Company. Intersil also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating and negotiating the potential transaction.

In addition, Intersil agreed that for a period of three years from the date of the Confidentiality Agreement, except in connection with the potential acquisition, it will not and will not encourage or assist other to, without the prior written consent of the Company (i) propose or disclose an intent to propose any form of business combination, acquisition, restructuring, recapitalization or other similar transaction relating to the Company; (ii) acquire or offer, seek, propose or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or assets or direct or indirect rights or options to acquire any voting securities or assets of the Company; (iii) make, or in any way participate, directly or indirectly, in any “solicitation” of any “proxy” to vote

(as such terms are used in the proxy rules of the Security and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (iv) form, join or in any way participate, directly or indirectly, in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of the Company; (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; or (vii) request the Company, directly or indirectly, to amend or waive any provisions of this paragraph.

Each of Intersil and the Company agreed that for a period of three years from the date of the Confidentiality Agreement, neither party will, directly or indirectly, solicit for employment or hire any employees of the other party or any of its subsidiaries with whom it has had contact or who became known to it in connection with the evaluation of a possible transaction involving the Company. However, the foregoing will not preclude either party from employee any such person who contacts it on his or her own initiative without any direct or indirect solicitation by, or encouragement (not including a general solicitation of employment not specifically directed towards employees of the other party) from, such party.

This summary is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Exclusivity Agreement.

Intersil and the Company entered into an Exclusivity Agreement, dated March 9, 2010 (the “Exclusivity Agreement”), which set forth the terms on which Intersil and the Company would agree to continue to engage in discussions regarding the potential acquisition of the Company. The Company agreed that, among other things, until March 16, 2010 (which date would be automatically extended for one additional seven day period if Intersil was working in good faith towards the execution of a definitive acquisition agreement consistent with the material terms proposed in the nonbinding term sheet presented to the Company on March 9, 2010), it would not, and would not permit any of its respective directors, officers, employees, agents (including financial and legal advisors) and other representatives to (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any proposal, offer or indication of interest (whether or not in writing) relating to an Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information to, or otherwise cooperate in any way with, any person with respect to any Acquisition Proposal, other than in connection with the proposed acquisition transaction involving Intersil and the Company. For purposes of the Exclusivity Agreement, an “Acquisition Proposal” was defined to be (i) any direct or indirect acquisition or purchase of (A) assets or businesses that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company or (B) beneficial ownership of twenty percent (20%) or more of any class of equity securities of the Company; (ii) any purchase or sale of, or tender offer or exchange offer for, equity securities of the Company that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company, other than in connection with the proposed acquisition transaction involving Intersil and the Company.

In addition, the Company undertook and agreed that it would not, and would not authorize nor knowingly permit its respective directors, officers, employees, agents (including financial and legal advisors) and other representatives to waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Intersil or its affiliates and would promptly advise Intersil of the receipt of any oral or written submissions with respect to an Acquisition Proposal, including a written summary of the material terms of such Acquisition Proposal The Company, however, was under no obligation to provide such written summary if it would cause the Company to violate a nondisclosure agreement to which the Company was a party as of the date of the Exclusivity Agreement.

This summary is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Amendment to Rights Agreement.

On March 22, 2010, Techwell entered into an Amendment to Rights Agreement (the “Rights Agreement Amendment”), to amend that certain Rights Agreement dated as of August 4, 2009, with Computershare Trust Company, N.A., as “Rights Agent” (the “Rights Agreement”), with the purpose and intent of exempting from the Rights Agreement the Merger Agreement. Pursuant to the Rights Agreement Amendment, (i) none of Parent or Purchaser or any of their respective affiliates or associates is deemed to be an “Acquiring Person” for purposes of the Rights Agreement by virtue of the Merger Agreement, the Offer, the Merger, the Tender Agreements, the other transactions contemplated by the Merger Agreement or a public announcement of any of the foregoing (collectively, the “Exempt Events”), (ii) none of a “Distribution Date,” “Stock Acquisition Date” or “Triggering Event” shall be deemed to have occurred for purposes of the Rights Agreement by virtue of or as a result of the Exempt Events, (iii) Sections 11 and 13 of the Rights Agreement shall not apply to any Exempt Event, and no Exempt Event shall cause the Techwell Rights to be adjusted or exercisable as a result thereof, and (iv) the Rights Agreement will terminate and the Techwell Rights will expire immediately prior to the Effective Time of the Merger.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Intersil, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

Short-form Merger Procedure. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Intersil or any direct or indirect subsidiary of Intersil, taken together, owns at least 90% of the total outstanding Shares, the Company, Intersil and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the DGCL.

If the short-form merger procedure described above is not available for the Merger, the Company’s Certificate of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company’s stockholder adoption is required, the Company will take all action necessary to convene a meeting of holders of Shares to vote upon the Merger as soon as reasonably practicable following the consummation or expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company’s stockholders without the affirmative vote of any other the Company stockholder.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Intersil will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Intersil intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Intersil’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Intersil have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy, or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Intersil nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per Share Amount.

NASDAQ Stock Market Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Stock Market. According to the published NASDAQ Stock Market guidelines, the NASDAQ Stock Market would consider delisting the Shares if, among other things, the number of publicly held shares falls below 750,000, the total number of holders of Shares falls below 400 or the market value of the Company’s publicly held shares is less than $5,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to the Company, as of February 28, 2010, an aggregate of 22,133,012 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASDAQ Stock Market for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NASDAQ Stock Market were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Intersil nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Per Share Amount. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, the Company will take all action requested by Intersil to elect “controlled company” status pursuant to Rule 303A.00 of the NASDAQ Stock Market, which means that the Company would be exempt from the requirements that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of the Company’s Board of Directors. The controlled company exemption does not modify the independence requirements for the Company’s audit committee.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing. We intend to, and will cause the Company to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Acceptance Date, without the prior written consent of Intersil, the Company will not, and will not permit its subsidiaries to, make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent).

15.	Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer or the Merger Agreement, neither Intersil or the Purchaser shall be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer if (a) there shall not have been validly tendered and not properly withdrawn on or prior to the Expiration Date that number of Shares which, taken together with the number of Shares, if any, beneficially owned by Intersil and its direct and indirect wholly-owned subsidiaries, constitutes at least a majority of the then outstanding Shares after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all Company Options, warrants, convertible or exchangeable securities and similar rights of the Company and the issuance of all Shares that the Company is obligated to issue thereunder (but excluding any Shares underlying Company Options that are not vested and exercisable and will not become vested and exercisable on or before July 20, 2010) (the “Minimum Condition”); (b) any waiting periods (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall not have expired or been earlier terminated and any other applicable, agreed upon governmental authorization under antitrust, competition or merger control laws, shall not have been granted or the relevant waiting period shall not have expired or been earlier terminated; (c) any Burdensome Condition shall have been imposed in connection with obtaining any approvals or terminations described in clause (b) of this paragraph; (d) Section 6 of any of the Tender Agreements relating to no transfer requests shall have been breached or repudiated by the Company (without the consent of Intersil and Purchaser); or (e) any of the following events or conditions shall occur and be continuing at the scheduled Expiration Date:

(i) there shall have been threatened in writing or instituted and be pending any Legal Proceeding by any Governmental Body of competent jurisdiction (A) that seeks to impose a Burdensome Condition; or (B) that seeks to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger;

(ii) there shall have been (A) any judgment, order or injunction entered or issued by any Governmental Body of competent jurisdiction or (B) any applicable Legal Requirement promulgated, enacted, entered, enforced, issued or amended by any Governmental Body of competent jurisdiction that would result in any of the consequences referred to in clauses (A) or (B) of clause (i) above;

(iii) (A) the Company shall not have performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, in all material respects, and such failure to perform or comply shall not have been cured prior to the Expiration Date, (B) the representations and warranties of the Company contained in Section 3 of the Merger Agreement (other than Sections 3.2 and 3.3) shall not be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (C) the representations and warranties of the Company contained in Section 3.2 of the Merger Agreement shall not be true and correct (taking into account and giving effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date (other than such representations and warranties made as of specified date, in which case as of such specified date), and (D) the representations and warranties of the Company contained in Section 3.3 of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date (other than such representations and warranties made as of a specified date, in which case as of such specified date);

(iv) the Merger Agreement shall have been terminated in accordance with its terms;

(v) Purchaser and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares under the Merger Agreement; or

(vi) the Company shall not have furnished Intersil with a certificate dated as of the date of determination signed on its behalf by both its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in paragraph (e)(iii) above shall not have occurred and continue to exist.

We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have also determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

For purposes of the Merger Agreement, an event, violation, inaccuracy, circumstance or development will be deemed to have a “Material Adverse Effect” on the Company and its subsidiaries if such event, violation, inaccuracy, circumstance or development, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to consummate the Merger, in each case, with respect to clause (i) above, except to the extent that such event, violation, inaccuracy, circumstance or development results, alone or in combination, from the following, none of which shall be taken into account in determining whether any such material adverse effect has occurred, with respect to clause (i) above, or would reasonably be expected to occur: (A) any failure by the Company or its subsidiaries to meet projections, forecasts or analyst expectations for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement, in each case in and of themselves and not intending to exclude from the definition of Material Adverse Effect any underlying reason for such failure; (B) any decrease in the market price of shares of Company Common Stock (but not any change or effect underlying such decrease to the extent such change or effect would otherwise constitute a Material Adverse Effect on the Company); (C) changes or events arising out of the announcement of the transactions contemplated by, or compliance with the terms of, the Merger Agreement (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (D) conditions, events or circumstances affecting the industries in which the entity participates, the U.S. economy as a whole or foreign economies in any locations where the entity has material operations or sales except if such entity is adversely affected in a materially disproportionate manner as compared to similarly situated entities; (E) changes in applicable legal requirements or GAAP; (F) any litigation brought or threatened by stockholders of the Company (whether on behalf of the Company or otherwise) in respect of the announcement of the Merger Agreement or the transactions contemplated thereby, including consummation of the Offer and the Merger; (G) any actions taken or announced by Intersil or any actions taken or announced by the Company at the prior written request of Intersil; or (H) the failure by Intersil to comply with the terms of or take actions required by this Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Intersil and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Intersil or Purchaser, in whole or in part, at any time, at the sole discretion of Intersil or Purchaser. Subject to the applicable rules and regulations of the SEC, the failure by Intersil or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. We are not aware of any pending legal proceeding relating to the Offer.

Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Intersil as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance.

United States. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been observed and terminated. The Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act. The applicable HSR Act waiting period will expire on April 8, 2010, unless Intersil receives early termination or a request for additional information. We have determined and agreed with the Company that the antitrust, competition or merger control laws of jurisdictions outside of the United States will not apply to the acquisition of Shares in the Offer or the Merger.

Foreign Regulatory Authorities. We have similarly determined and agreed with the Company that the acquisition of Shares is not subject to review by any applicable foreign regulatory authority.

State Takeover Laws. A number of states (including Delaware, where Techwell is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. As a Delaware corporation, Techwell is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for 3 years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 /3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Techwell has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, such that Section 203 of the DGCL does not apply to the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Per Share Amount or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Per Share Amount therefor.

18.	Fees and Expenses.

Intersil has retained BNY Mellon Shareowner Services to be the Information Agent and to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Intersil nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Intersil or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser or the Depositary and Information Agent for the purpose of the Offer.

Intersil and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

NAVAJO MERGER SUB, INC.

March 30, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND INTERSIL

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Navajo Meger Sub, Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o Navajo Merger Sub, Inc.1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035, (408) 432-8888. All directors and executive officers listed below are citizens of the United States.

Name	Position
Scott L. Ashworth	Director; Treasurer
Douglas A. Balog	Director; Assistant Corporate Secretary
David B. Bell	President
Jonathan A. Kennedy	Director; Chief Financial Officer
Thomas C. Tokos	Director; Secretary

2.	DIRECTORS AND EXECUTIVE OFFICERS OF INTERSIL

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Intersil are set forth below. The business address and phone number of each such director and executive officer is Intersil Corporation, 1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035, (408) 432-8888. All directors and executive officers listed below are citizens of the United States.

Name	Position
David B. Bell	Director; Chief Executive Officer and President
Robert W. Conn	Director
James V. Diller	Director
Gary E. Gist	Director; Chairman of the Board
Mercedes Johnson	Director
Gregory Lang	Director
Jan Peeters	Director
Robert N. Pokewaldt	Director
James A. Urry	Director
Susan Hardman	Senior Vice President, Analog and Mixed Signal Products Group
Vern Kelley	Senior Vice President, Human Resources
Jonathan A. Kennedy	Senior Vice President and Chief Financial Officer
David Loftus	Senior Vice President, Worldwide Sales and Corporate Marketing
Peter Oaklander	Senior Vice President, Power Management Products Group
Sagar Pushpala	Senior Vice President, Worldwide Operations and Technology
Thomas C. Tokos	Senior Vice President, General Counsel and Secretary

Scott L. Ashworth, Director and Treasurer of Purchaser. Scott is the Corporate Treasurer of Intersil, responsible for global treasury, tax, and risk management of Intersil. Scott is a Certified Public Accountant in the State of Florida, began his career at PricewaterhouseCoopers, served as the Director of Tax and Treasury at Priority Healthcare Corporation for five years, and has been with Intersil since 2004. He has a Masters of Science in Taxation from the University of Central Florida, Orlando, Florida, and a Bachelor of Science in Business Administration from Houghton College, Houghton, New York.

Douglas A. Balog, Director and Assistant Corporate Secretary of Purchaser. Douglas A. Balog is an Associate General Counsel of Intersil for general legal matters, including Subsidiary Maintenance, Corporate Governance, Contract Interpretation and Negotiation, Environmental, Litigation, Bankruptcies, M&A, and general legal advice. Doug is licensed to practice law in both Illinois and Florida, and is also a member of the U.S. Patent Bar. He has worked for Intersil since it was formed in August 1999 and was involved in its divestiture from Harris Corporation. Doug holds a Juris Doctor degree from Pace University School of Law, a Master of Aeronautical Science degree from Embry-Riddle Aeronautical University, and a Bachelor of Science degree in Aeronautics and Aircraft Maintenance Engineering from Parks College of St. Louis University.

David B. Bell, Chief Executive Officer, President, and Director of Intersil and President of Purchaser. Mr. Bell has served as the Chief Executive Officer, President and Director of Intersil since February 13, 2008. Prior to this, Mr. Bell served as President, Chief Operating Officer, and Director of Intersil from April 2, 2007 to February 12, 2008. Prior to joining Intersil, Mr. Bell was employed for 12 years with Linear Technology Corporation (“LTC”), most recently, from June 2003 to January 2007, as its President. Prior to becoming President of LTC, from January 2002 to June 2003, Mr. Bell served as LTC’s Vice President and General Manager of Power Products and, from February 1999 to January 2002, as LTC’s General Manager of Power Products. From June 1994 to January 1999, he held the position of LTC’s Manager of Strategic Product Development. Mr. Bell has served on the Board of Directors of the Semiconductor Industry Association since March 2008.

Robert W. Conn, Director of Intersil. Dr. Conn has been one of Intersil’s Directors since April 2000. Dr. Conn was appointed President and director of the Kavli Foundation, a philanthropic organization, in April 2009. Dr. Conn has been President of Conn Engineering & Consulting, Inc. since 2002. In addition, he has been a Professor, Emeritus, at the University of California, San Diego since 2004. From 2002 to 2008, Dr. Conn was Managing Director of Enterprise Partners Venture Capital. From 1994 to July 2002, Dr. Conn was the Dean of the Jacobs School of Engineering, University of California, San Diego, and the Walter J. Zable Endowed Chair in Engineering. Dr. Conn served on the Board of Directors of ChipPAC, Inc. from 2002 through 2004, and on the Board of Directors of STATS ChipPAC, Inc. from 2004 through 2007. Presently, he is a member of the National Academy of Engineering and also serves on the Board of Directors of several privately-held companies.

James V. Diller, Director of Intersil. Mr. Diller has been one of Intersil’s Directors since May 2002. Mr. Diller is a retired Chairman of the Board of Elantec Semiconductor, Inc., a post he held from 1997 to May 2002. Mr. Diller served as a Director of Elantec Semiconductor, Inc. from 1986 to May 2002 when Elantec was acquired by Intersil. From November 1998 to July 2000, he served as Elantec’s President and Chief Executive Officer. Mr. Diller is a founder of PMC-Sierra, Inc., a company that engages in the design, development, marketing, and support of communications semiconductors, storage semiconductors, and microprocessors and was its President and Chief Executive Officer from 1983 to 1997; he is currently Vice Chairman of the Board of Directors. In addition, Mr. Diller became Chairman of the Board of Avago Technologies Limited, a leading global manufacturer of optoelectronics and analog interface components, in January 2010 and previously served on the Board of Avago since December 2005. He was a Director of Sierra Wireless, Inc. from 1993 through 2003. Mr. Diller also serves on the Board of Directors of a privately-held company.

Gary E. Gist, Director of Intersil. Mr. Gist has been Intersil’s Chairman of the Board since May 2005. Prior to this Mr. Gist served as a Director since Intersil’s inception in August 1999. Mr. Gist has served as vice president of Palomar Display Products, a privately held company that engages in the development and integration of displays and computer systems for demanding applications used in harsh environments, since January 2009. He has also served as a member of the Board of Directors of Palomar Display Products since May 2009. From 1995 to 2008, Mr. Gist served as the President and Chief Executive Officer of Palomar Technological Companies.

Mercedes Johnson, Director of Intersil. Ms. Johnson has been one of Intersil’s Directors since August 2005. Ms. Johnson has served as Vice President, Finance and Chief Financial Officer of Tri Alpha Energy, a privately held company engaged in plasma fusion technology, since January 2010. She was previously the Senior Vice President of Finance and Chief Financial Officer at Avago Technologies from November 2005 to August 2008.

Prior to her employment with Avago, Ms. Johnson worked for Lam Research Corporation, serving as its Senior Vice President of Finance from June 2004 to January 2005, and as its Chief Financial Officer from April 1997 to May 2004. Ms. Johnson has served on Micron Technology, Inc.’s Board of Directors since June 2005. She also served on the Board of Directors for Storage Technology Corporation from January 2004 to August 2005.

Gregory Lang, Director of Intersil. Mr. Lang has been one of Intersil’s Directors since February 2006. Mr. Lang has served as President, Chief Executive Officer and Director of PMC-Sierra, Inc., a company that engages in the design, development, marketing, and support of communications semiconductors, storage semiconductors, and microprocessors, since May 2008. In March 2008, Mr. Lang resigned his position as President, Chief Executive Officer and Director of Integrated Device Technology Inc. (“IDT”). Mr. Lang joined IDT as President in October 2001, was appointed Chief Executive Officer in January 2003 and elected to the IDT Board of Directors in September 2003. Prior to joining IDT, Mr. Lang held the position of Vice President and General Manager of Intel’s platform networking group. Previously he managed Intel’s Ethernet, storage I/O processing, home networking and broadband businesses.

Jan Peeters, Director of Intersil. Mr. Peeters has been one of Intersil’s Directors since April 2000. Mr. Peeters is Chairman and Chief Executive Officer of Olameter Inc., a meter asset and data management company, which he formed in 1998. He presently serves, since 1998, as Chairman of Cogeco Inc. and Cogeco Cable Inc., publicly-traded Canadian companies in the areas of broadcasting and cable. He also serves as Chairman, since 1999, on the Board of iNovia Capital, a venture capital company. In addition, Mr. Peeters serves as Chairman, since 2009, on the Board of GGFI, a small-cap financing company. Mr. Peeters served as Governor of McGill University from 1999 to 2009. He also served on the Board of Directors of Call-Net, a publicly-traded Canadian telecommunications company, from 1999 to 2002. He was previously founder, vice-chairman, president and CEO of Fonorola Inc., a facilities-based long-distance telephone company from 1988 to 1998, at which time it was acquired by Call-Net Enterprises Inc.

Robert N. Pokelwaldt, Director of Intersil. Mr. Pokelwaldt has been one of Intersil’s Directors since April 2000. Mr. Pokelwaldt was previously Chairman and Chief Executive Officer of YORK International Corporation, a manufacturer of air conditioning and cooling systems from January 1993 until his retirement in October 1999. While at YORK International Corporation, he also served as President, Chief Executive Officer and Director from June 1991 to January 1993 and was President and Chief Operating Officer from January 1990 to June 1991. Mr. Pokelwaldt retired from the Board of Directors of Carpenter Tech in May 2004 and presently serves on the Board of Directors of Mohawk Industries, Inc.

James A. Urry, Director of Intersil. Mr. Urry has been one of the Intersil’s Directors since Intersil’s inception in August 1999. Mr. Urry is a Partner at Court Square Capital Partners, a private equity firm. Mr. Urry is also Director of Lyris, Inc., a leading marketing technology company that provides hosted and installed software solutions. He also served as a Director of AMI Semiconductor prior to the merger of AMI and ON Semiconductor on March 12, 2008. Previously, Mr. Urry was a Partner at Citigroup Venture Capital Ltd. from 1989 to 2006.

Susan Hardman, Senior Vice President, Analog and Mixed Signal Products Group of Intersil. Ms. Hardman has served as Intersil’s Senior Vice President, Analog and Mixed Signal Products Group since September 13, 2008. From October 19, 2007 to September 12, 2008, she served as Vice President and General Manager, Analog and Mixed Signal Products Group. From March 18, 2006 to September 12, 2008, she served as Intersil’s Vice President and General Manager, Automotive and Specialty Products Group. From September 7, 2004 to March 17, 2006 she served as Intersil’s Vice President, Corporate Marketing. Ms. Hardman joined Intersil from Exar Corporation, where she was Vice President and General Manager of the company’s Interface products division. Prior to that, she served as Vice President of Corporate Marketing and Director of Product Marketing for Exar. Prior to Exar, Ms. Hardman worked for VLSI Technology for eight years and held a variety of management positions. Ms. Hardman began her career with Motorola, where she worked for six years in a variety of engineering roles.

Vern Kelley, Senior Vice President, Human Resources of Intersil. Mr. Kelley has served as Intersil’s Senior Vice President, Human Resources since September 13, 2008. From February 24, 2003 to September 12, 2008, he served as Intersil’s Vice President, Human Resources. Prior to this, Mr. Kelley spent 19 years at National Semiconductor, most recently holding the position of Vice President, Human Resources for their product divisions. In his role, he also oversaw HR activities associated with National’s acquisition, divestiture, and joint venture activities which included joint ventures and acquisitions in China and Europe. Before joining National in 1983, Mr. Kelley was a division employee relations manager for Allstate Insurance Company.

Jonathan Kennedy, Senior Vice President and Chief Financial Officer of Intersil and Director and Chief Financial Officer of Purchaser. Mr. Kennedy has served as Intersil’s Senior Vice President and Chief Financial Officer since April 18, 2009. From December 3, 2008 to April 17, 2009 he was Intersil’s Interim Chief Financial Officer. From April 2005 to December 2, 2008, he was Intersil’s Corporate Controller. From June 2004 to April 2005, he was Intersil’s Director of Finance. From July 2000 to June 2004, Mr. Kennedy served as Director of Finance and Information Technology for Alcon, Inc. Prior to this he held various finance and information technology positions at Autonomous Technologies and Harris Corporation.

David Loftus, Senior Vice President, Worldwide Sales and Corporate Marketing of Intersil. Mr. Loftus has served as Intersil’s Senior Vice President, Worldwide Sales and Corporate Marketing since September 10, 2008. From May 1991 to July 2008, Mr. Loftus held various positions at Xilinx, Inc., most recently holding the position of Vice President/General Manager, General Products Division from May 2007 to July 2008. Prior to this he was their General Manager, CPLD Division from August 2005 to May 2007 and their Vice President/Managing Director, Asia Pacific from May 2002 to August 2005. Prior to his tenure at Xilinx, Mr. Loftus was a Research Engineer at Georgia Tech Research Institute from January 1983 to May 1991.

Peter Oaklander, Senior Vice President, Power Management Products Group of Intersil. Mr. Oaklander has served as Senior Vice President, Power Management Products Group since September 13, 2008. From March 27, 2006 to September 12, 2008, he served as Intersil’s Senior Vice President, Worldwide Sales. Prior to this, Mr. Oaklander spent 20 years at Analog Devices, where he held the position of Vice President and General Manager of Power Management products in the Analog Semiconductor division. Prior to that, his positions at Analog Devices included Vice President and General Manager of Analog Devices’ Silicon Valley Operations, Managing Director of the Asia Pacific region, Director of Consumer Sales and Analog Semiconductor Components division Field Marketing in Japan, as well as other positions with increasing responsibility.

Sagar Pushpala, Senior Vice President, Worldwide Operations and Technology of Intersil. Mr. Pushpala has served as Intersil’s Senior Vice President, Worldwide Operations and Technology since September 13, 2008. From December 3, 2004 to September 12, 2008, he served as Intersil’s Vice President, Worldwide Operations. Prior to joining Intersil, he served as the Director of Wafer Fab Operations at Maxim Integrated Products from 1999 to 2004 where he held positions in their six-inch and eight-inch wafer fabrication lines. Prior to Maxim, Mr. Pushpala served as the Director of Process Technology Development at National Semiconductor where he was responsible for module development in their eight-inch R&D wafer fab. He was instrumental in the qualification of the first eight-inch fabs at both National Semiconductor and Maxim Integrated Products. Over his 20+ year career, Mr. Pushpala has held various senior engineering management positions at Maxim Integrated Products, National Semiconductor, Saratoga Semiconductor and Advanced Micro Devices. In addition, Mr. Pushpala serves on the Board of Directors of a privately-held company and serves as an advisor for a non-profit organization.

Thomas C. Tokos, Senior Vice President, General Counsel and Secretary of Intersil and Director and Secretary of Purchaser. Mr. Tokos has served as Senior Vice President, General Counsel and Secretary of the Company since September 13, 2008. From May 27, 2003 to September 12, 2008, he served as Intersil’s Vice President, General Counsel and Secretary. Previously, Mr. Tokos served as general counsel to semiconductor and technology companies and as an attorney with private law firms.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class Mail:	By Facsimile Transmission:	By Registered, Certified or Express Mail, Overnight Courier or by Hand:

(201) 680-4626 (For Eligible Institutions Only)

BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310	To Confirm Facsimile Transmissions: (201) 680-4860 (For Confirmation Only)	BNY Mellon Shareowner Services Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 27th Floor

Jersey City, NJ 07310

Toll Free: (800) 777-3674

Call Collect: (201) 680-6579